SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of June, 2006
Commission File Number: 000-11743
WACOAL HOLDINGS CORP.
(Translation of Registrant’s Name into English)
29, Nakajima-cho, Kisshoin, Minami-ku
Kyoto, Japan
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑   Form 40-F ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐   No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Wacoal Holdings Corp.
Form 6-K

Notice of the 58th Ordinary General Meeting of Shareholders
to Be Held in Kyoto, Japan on June 29, 2006
     On June 5, 2006, we distributed to our shareholders and American Depositary Receipt holders through the Bank of New York a notice of our 58th ordinary general meeting of shareholders to be held in Kyoto, Japan on June 29, 2006. Attached as Exhibit 1 hereto is an English translation of the notice and certain reference materials that were provided with the notice.
CAUTIONARY STATEMENT REGARDING
FORWARD-LOOKING STATEMENTS
     The attached notice and reference materials contain forward-looking statements that are based on our current expectations, assumptions, estimates and projections about our company, our industry and other relevant factors. The forward-looking statements are subject to various risks and uncertainties. These statements can be identified by the fact that they do not relate strictly to historical or current facts. The forward-looking statements discuss future expectations, identify strategies, contain projections of results of operations or of financial condition, or state other “forward-looking” information. Forward-looking statements are contained in the sections entitled “1. Summary of Operations — (4) Business Strategies”, “1. Summary of Operations — (10) Material Facts Concerning the Group Raised Subsequent to the End of Fiscal Year” and elsewhere in the attached notice and reference materials.
     Known and unknown risks, uncertainties and other factors could cause our actual results, performance or achievements to differ materially from those expressed or implied by any forward-looking statements contained in the attached notice. Among the factors that you should bear in mind as you consider any forward-looking statement are the following:
•	The impact of weak consumer spending in Japan and our other markets on our sales and profitability;

•	The impact on our business of anticipated continued weakness of department stores and other general retailers in Japan;

•	Our ability to successfully develop, manufacture and market products in Japan and our other markets that meet the changing tastes and needs of consumers;

•	Our ability to reduce costs by consolidating our activities in Japan, increasing our product sourcing and manufacturing in lower-cost countries such as China and Vietnam, and other efforts to reduce costs;

•	Our ability to successfully expand our network of our own specialty retail stores and achieve profitable operations at these stores;

•	Our ability to further develop our catalog and Internet sales capabilities;

•	The highly competitive nature of our business and the strength of our competitors;

•	Effects of seasonality on our business and performance;

•	Risks related to conducting our business internationally, including political and economic instability, unexpected legal or regulatory changes, trade protection measures and import or export licensing requirements, changes in tax laws, fluctuations in currency exchange rates, difficulties managing widespread operations, differing protection of intellectual property, difficulties in collecting accounts receivable and public health crises;

•	The impact of weakness in the Japanese equity markets on our holdings of Japanese equity securities;

•	Unexpected increases in our funding obligations with respect to our employee benefit plans due to adverse conditions in the equity or debt markets or other factors; and

•	Acquisitions, divestitures, restructurings, product withdrawals or other extraordinary events affecting our business.
     The information contained in the section entitled “Item 3—Key Information—Risk Factors” of our Annual Report on Form 20-F for the fiscal year ended March 31, 2005 also identifies factors that could cause our actual results, performance or achievements to differ materially from those expressed or implied in any forward-looking statement contained in the attached notice and reference materials. You should understand that it is not possible to predict or identify all such factors. Consequently, you should not consider the foregoing list or the information provided in our annual report to be a complete set of all such factors.
     We undertake no obligation to update any forward-looking statements contained in the attached notice or reference materials, whether as a result of new information, future events or otherwise.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WACOAL HOLDINGS CORP. (Registrant)
By:	/s/ Ikuo Otani
Ikuo Otani
General Manager, Corporate Planning

Date: June 8, 2006

EXHIBIT INDEX

Page

Exhibit 1	Notice of the 58th Ordinary General Meeting of Shareholders to Be Held in Kyoto, Japan on June 29, 2006	7

EXHIBIT 1
NOTICE OF THE 58TH ORDINARY GENERAL MEETING
OF SHAREHOLDERS
TO BE HELD IN KYOTO, JAPAN ON JUNE 29, 2006
     (This is a translation from the original notice in the Japanese language dispatched to shareholders in Japan. The financial statements included in this Notice of the General Meeting of Shareholders are based upon accounting principles and practices generally accepted in Japan.)
WACOAL HOLDINGS CORP.
KYOTO, JAPAN

Code Number: 3591
June 5, 2006
TO OUR SHAREHOLDERS

WACOAL HOLDINGS CORP.
29, Nakajima-cho
Kisshoin, Minami-ku
Kyoto 601-8530, Japan

Yoshikata Tsukamoto
President and
Representative Director
Notice of the 58th Ordinary General Meeting of Shareholders
     This is to inform you that the Company’s 58th Ordinary General Meeting of Shareholders will be held as described below.
     You are cordially invited to attend the meeting.
     IF IT IS INCONVENIENT FOR YOU TO ATTEND THE MEETING, YOU ARE CORDIALLY REQUESTED TO CAREFULLY EXAMINE THE REFERENCE MATERIALS SET FORTH BELOW AND TO MAIL THE BALLOT WITH YOUR SEAL DULY AFFIXED THERETO SHOWING YOUR CONSENT OR DISSENT SO THAT WE RECEIVE IT NO LATER THAN JUNE 28, 2006 (WEDNESDAY) at 5:30 p.m.
Particulars

1.	Date:	Thursday, June 29, 2006 at 10:00 a.m.

2.	Place:	The Hall on the 10th floor of the Head Office of Wacoal Holdings Corp., located at 29, Nakajima-cho, Kisshoin, Minami-ku, Kyoto, Japan (on the west side of the Nishi-Oji Station on the JR line)

(Please refer to the map on the back of this notice.)

3.	Purpose of Meeting:

Matters to be reported:

	1.	Presentation of the Business Report, Consolidated Balance Sheet and Consolidated Statement of Income for the 58th fiscal year from April 1, 2005 through March 31, 2006 and Audit Reports of the Independent Accountants and the Board of Statutory Auditors for the consolidated financial statements

	2.	Presentation of the Balance Sheet and Statement of Income for the 58th fiscal year from April 1, 2005 through March 31, 2006

Matters to be resolved:

Agenda Item No. 1:	Approval of the proposed appropriation of retained earnings for the 58th fiscal year

Agenda Item No. 2:	Amendment of the Articles of Incorporation

Agenda Item No. 3:	Election of seven directors

Agenda Item No. 4:	Election of one statutory auditor

Agenda Item No.5:	Approval of a basic policy for measures against the acquisition of a substantial shareholding of the Company (i.e. defensive measures against takeovers)
4.	Information on Exercise of Voting Rights
(1)	Exercise of Voting Rights by Proxy

If you cannot attend the meeting, you may exercise your voting rights through a proxy who shall be another shareholder of the Company having voting rights. Please note that in such case you must submit documentation evidencing your grant of power of attorney.

(2)	Method of Notification of Amendments to Reference Materials and Financial Statements

Please note that any amendments to the reference materials or the financial statements will be posted and announced on the Company’s website (http://www.wacoal.co.jp/).
* * * * * * * * * *
     If you attend the meeting on the appointed date, please bring with you the ballot enclosed herewith, and surrender it to the receptionist at the location of the meeting.

MATTERS TO BE REPORTED AND
SUPPLEMENTARY SCHEDULES FOR AGENDA ITEM NO. 1
BUSINESS REPORT
For the period from April 1, 2005 through March 31, 2006
1. SUMMARY OF OPERATIONS
(1)	Business Developments and Results of the Group
     During the fiscal year ended March 31, 2006, the Japanese economy showed steady improvement, with an increase in consumer spending due to an increase in household income, reflecting the high level of corporate profits and improved employment. Overseas, the U.S. market continued to show economic expansion and the Asian economy generally moved from recovery to expansion.
     Business results in the women’s fashion industry seem to have recovered, because of the stabilized weather during the first half of the year as compared to the same period of the previous fiscal year, which was affected by bad weather. During the second half of the fiscal year, a series of cold waves, which have not been experienced in recent years, contributed to increased purchases of winter wear and a strong general start to sales of spring wear.
     Given this economic environment, our group (primarily Wacoal Corporation, which is the core operating entity in our group), sought to improve the strength of its products and, while developing products focused on consumer needs, our group endeavored to develop new points of contact with customers through directly managed stores and Internet sales.
     With respect to Wacoal Corporation’s Wacoal brand, sales of our spring and summer campaign products were below expectations, because some of the products were found to be defective. However, in July our campaign product Hip Walker was featured in the news because of its innovative functionality and achieved sales far beyond our initial sales plans. In addition, undergarments, one of our primary products during autumn and winter seasons, continued to show favorable sales. Furthermore, our luxury brand products and our high value-added brand products, targeting the middle-aged and senior markets, showed steady performance.
     In our Wing brand business department, sales fell below expectations because of the lack of novelty in our summer campaign product. In the meantime, however, our autumn campaign product Style Up Pants enjoyed extraordinary popularity and achieved sales far beyond our initial sales plans.
     In our initiatives toward the expansion of new sales channels and business areas, our SPA (retail store) and Wellness businesses steadily expanded, while our catalogue sales business fell below expectations.
     With regard to our overseas business, the U.S. market, our largest base of operations, showed favorable sales.

     As a result, consolidated sales for this fiscal year according to the U.S. Accounting Standards were 164,122 million yen, a 2.0% increase compared to the previous fiscal year.
     Profit, however, declined significantly due to the effect on operating income of each following events: a special additional allowance and reemployment support expenses in connection with the special voluntary retirement program which was conducted in November 2005 (6,931 million yen) and a special allowance paid to retiring employees (590 million yen) following the dissolution of Fukushima Wacoal Sewing Corp. However, we recorded a gain of 1,149 million yen as other income due to a share exchange of securities that we held.
     Pre-tax net income for the current fiscal year was 3,466 million yen, a 71.3% decrease compared to the previous fiscal year, and net income for the current fiscal year was 2,821 million yen, a 58.5% decrease compared to the previous fiscal year.
     Summary of operations by business segment of the Group is as follows.
(a)	Textile goods and related products
     As for Wacoal, our main innerwear brand of the Group, sales in the first quarter were below expectations because, although our spring campaign product Décolleté Make Bra made a strong start, its sales began to lose momentum in the middle of the period, and because of the temporary recall of all of our T-Shirt Bra 3-D NAMI NAMI summer campaign product in distribution, when some of the products were found to be defective. However, in July our campaign product Hip Walker received favorable coverage by the media because of its innovative functionality and achieved sales far beyond our initial sales plans. Also, our undergarment business, consisting mainly of the Kaiteki NAVI product group released in connection with warm biz (a general campaign in Japan for offices to turn down their thermostats during the winter and encourage employees to wear one extra layer of clothing), which is one of our primary products during autumn and winter seasons, continued to show favorable sales. Furthermore, the sales of our luxury brand product Trefle, and our high value-added brand products, La Vie Aisée and Gra-P, targeting the middle-aged and senior markets, have showed steady performance.
     In our Wing brand business department, sales fell far below expectations because of the lack of novelty in our summer campaign product Natural Fit Bra. However, our autumn campaign product Style Up Pants enjoyed extraordinary popularity, and achieved sales far beyond our initial sales plans.
     In our Direct Marketing business department, our SPA (retail store) business, aimed at developing new sales channels and points of contact with customers, gained brand recognition and is steadily expanding the number of shops and sales. The number of shops as of the end of the last fiscal year reached 94, including shops developed by Une Nana Cool Corp.
     In other areas, the overall sales of our catalogue sales business fell below the results from the previous fiscal year, because the number of orders and the unit prices of purchases declined in our core catalogue LOVE BODY, and also because sales from other media fell below expectations. In addition, we suspended the operation of our online shopping website for about three months from November 2005 to January 2006 to prevent leakage of customer data after we discovered that such data had been leaked due to unauthorized access of the computer server operated by a third party operation manager of our Internet sales. We restarted operations in February of this year after implementing security enhancements, taking preventive measures and implementing an enhanced information management system that was confirmed through security tests conducted by a third party.
     Our semi-order innerwear business Dublevé is aggressively expanding with a change of its previous advance reservation salon-style system to a more open-style system that targets passers-by in general commercial areas, such as shopping malls. The number of shops as of the end of last fiscal year was 24. As of April 1, 2006, we have transferred this business to Wacoal Dublevé Corp. through a corporate split transaction. We plan to more clearly define management responsibilities and powers through this corporate split, and achieve business expansion and stable growth of such business at an early stage through the prompt and flexible implementation of business operations.
     In our Wellness business, our main sports conditioning wear product CW-X and our advance undergarment X-FIT launched last spring as a new CW-X product, both showed steady increase. Overall sales have increased significantly due to the favorable performance of tights and shorts products in general.
     With regard to our overseas business, in Asia China and Taiwan performed well, corresponding to the general economic trend of those countries, while sales in countries such as Korea were stagnant. In an effort to expand sales in AFTA (ASEAN Free Trade Area), the group has initiated the development and sales of a common portfolio of products targeting that region. In the U.S. market, middle and upscale department stores showed steady growth and achieved sales far beyond expectations. Also, Wacoal America boasted top sales in U.S. department stores for fiscal year 2005, partially due to the popular integrated-shape brassiere iBra.
(b)	Others
     In our house design business, overall sales fell below the results from the previous fiscal year because the number of orders in our model room decorating business decreased compared to the previous fiscal year, although the apartment interior related distribution department, interior business for Sweden House and hospital related business all showed steady performance.
     Although the sales from rental business of Nanasai Co., Ltd., a domestic subsidiary which engages in manufacture and sale of mannequins and display fixtures and interior design and construction work of stores, has increased, the overall sales fell below the results from the previous fiscal year because the sales from special orders or construction related business declined.

Segment Information by Type of Business
(Amount: Million yen; percentage: %)

	Textile goods and
	related products	Others	Total
Sales	148,719	15,403	164,122

Percentage over the previous year	102.4	97.9	102.0

(Notes)
1.	Segment information is prepared based on the Consolidated Financial Statement Regulations.

2.	Business classification is classified into textile goods and related products and others based on the type, quality, and resemblance in the sales market of such products.

3.	Core products of respective businesses:
Textile goods and related products: innerwear (foundation, lingerie, nightwear and children’s innerwear), outerwear, sportswear, hosiery, etc.

Others: mannequins, shop design and implementation, restaurant, culture, services, etc.
(2)	Capital Expenditures and Financing of the Group
(a)	Capital Expenditures
     Total amount of the capital expenditures during this fiscal year was 5,687 million yen, including expenditures for the construction of our Western Japan Distribution Center (4,224 million yen).
(b)	Financing
     The Company did not engage in any financing through issuance of common stock or bonds during this fiscal year.

(3)	Changes in Results of Operations and State of Assets
(a)	Changes in Results of Operations and State of Assets of the Group
(Amount: Millions of yen (unless otherwise indicated))

	2002		2003		2004		2005
	(Apr 02-Mar 03)		(Apr 03-Mar 04)		(Apr 04-Mar 05)		(Apr 05-Mar 06)
	55th Fiscal Year		56th Fiscal Year		57th Fiscal Year		58th Fiscal Year
							(current)
Net sales	163,709		163,155		160,968		164,122
Operating income	7,264		3,016		11,766		1,333
Net income	2,898		2,902		6,790		2,821
Net income per share	19.48	yen	19.85	yen	47.17	yen	19.60	yen
Total assets	218,105		224,803		226,196		242,296
Net assets	160,839		170,758		175,746		186,475
Equity capital ratio (%)	73.7		76.0		77.7		77.0

(Note) Above consolidated management index are the amount based on the U.S. Accounting Standards. Therefore, operating income is shown instead of ordinary income.
(b)	Changes in Results of Operations and State of Assets of the Company
(Amount: Millions of yen (unless otherwise indicated))

	2002		2003		2004		2005
	(Apr 02-Mar 03)		(Apr 03-Mar 04)		(Apr 04-Mar 05)		(Apr 05-Mar 06)
	55th Fiscal Year		56th Fiscal Year		57th Fiscal Year		58th Fiscal Year
							(current)
Operating income	128,641		128,496		128,243		70,504
Ordinary income	9,517		7,152		5,919		6,256
Net income	3,013		4,035		3,098		2,877
Net income per share	19.99	yen	27.34	yen	21.33	yen	19.81	yen
Total assets	189,019		198,070		196,641		154,925
Net assets	155,714		162,311		162,637		151,976
Equity capital ratio (%)	82.4		81.9		82.7		98.1

(Note)
     Net income per share is calculated based on the average number of outstanding shares during each fiscal year excluding the number of shares owned by the Company.
     While our core businesses had been sales on textile goods and related products, they were replaced by income from lease and dividends, etc. due to the corporate split conducted on October 1, 2005. Therefore, such income is now stated as “Operating Income”. Increase in the equity capital ratio is a result of the impact of the corporate split as well.

(4)	Business Strategies of the Group
     The average age of our customers is on the rise as the population grows older. Meanwhile, there have been changes in purchasing behavior of inner wear, reflecting changes in consumption behavior of young fashion consumers. In order to respond to these changes in the average age of our customer and diversification of consumers’ values, we think it is necessary to create new added values and build means of communication.
     Further, such changes in consumption behavior of young consumer create another low-end market and intensify competition among businesses. We are facing a major challenge of how we can dominate in such market conditions.
     We also have an urgent need to expand our operations through new channels as well as our existing channels, such as department stores, chain stores and shops which have supported our development over the years.
     Your continued support and cooperation will be greatly appreciated.
2.	SUMMARY OF THE COMPANY (as of March 31, 2006)
(1)	Main Segment of the Group

Business Segment	Description of business
TEXTILE AND RELATED PRODUCTS	Manufacture and wholesale of intimate apparel (particularly, foundation garments, lingerie, and nightwear for women’s and children’s underwear), outerwear, sportswear, hosiery and other textiles and related products, and direct sale to consumers of a part of the products

OTHERS	Manufacture and sale of mannequins, interior design and construction work of stores, restaurant businesses, cultural projects, services and real estate business
(2)	Main Sales Offices of the Group
(a)	Main Sales Offices and Factories of the Company Head Office (Kyoto)

(b)	Main Sales Offices and Factories of Subsidiaries
Wacoal Corp. (Kyoto), Studio Five Corp. (Tokyo), Kyushu Wacoal Manufacturing Corp. (Nagasaki), Nanasai Co., Ltd. (Kyoto), Torica Inc. (Osaka), Wacoal International Corp. (U.S.), Wacoal America, Inc., Wacoal France S.A., Wacoal International Hong Kong Co., Ltd., Wacoal Hong Kong Co., Ltd., Vietnam Wacoal Corp., Wacoal Investment Co., Ltd. (Taiwan), Guangdong Wacoal Inc. (China)
(3)	Information concerning Shares
(a)	Total number of shares authorized to be issued 500,000,000 shares

(b)	Total number of issued and outstanding shares 144,016,685 shares

(c)	Total number of shareholders as of the end of this fiscal year 10,228 persons

(d)	Principal shareholders

			Number of shares of
	Number of shares of the		shareholder held by the
Name of shareholder	Company held by shareholder		Company
	(Thousands of	(Shareholding	(Thousands of	(Shareholding
	shares)	Ratio)	shares)	Ratio)
Hero & Co.	16,045	11.14	—	—
The Bank of Tokyo-Mitsubishi UFJ, Ltd.*	7,156	4.97	—	—
Meiji Yasuda Life Insurance Company	6,999	4.86	—	—
Japan Trustee Services Bank, Ltd. (Trustee)	5,884	4.09	—	—
Nippon Life Insurance Company	5,460	3.79	—	—
The Bank of Kyoto, Ltd.	4,264	2.96	2,261	0.64
Steel Partners Japan Strategic Fund(Offshore), LP	4,183	2.90
State Street Bank & Trust Co.	3,995	2.77
The Shiga Bank, Ltd.	3,376	2.34	1,767	0.67
The Dai-ichi Mutual Life Insurance Company	3,212	2.23	—	—

(Notes)

*	The Company holds 2,868 shares of common stock of Mitsubishi UFJ Financial Group, Inc., the holding company of The Bank of Tokyo-Mitsubishi UFJ, Ltd., and its shareholding ratio therein is 0.03%.
(4)	Acquisition, Disposal, etc., and Holding of Own Stock
(a)	Shares acquired

Common stock	28,507 shares
Total acquisition cost	44,000,000 yen
(b)	Shares held by the Company as of the end of this fiscal year

Common stock	100,752 shares
(5)	Employees of the Group

Classification	Number of employees
Textile and other related products	12,422
Others	450
Across the Company	148
Total	13,020

(Note)

The number of employees is the number of personnel at work. Employees classified as “Across the Company” belong to management divisions which cannot be classified into any specific segments.

(6)	Group Activities
(a)	Principal Subsidiaries

		Stated
		capital	Shareholding
		(Millions	Ratio
Name of Company	Location	of yen)	(%)	Main business
Wacoal Corp.	Minami-ku, Kyoto	5,000	100.0	Manufacture and sale of garments

Studio Five Corp.	Shinjuku-ku, Tokyo	50	100.0	Manufacture and sale of garments

Nanasai Co., Ltd.	Ukyo-ku, Kyoto	498	67.0	Manufacture and sale of mannequins and display fixtures; interior design and construction work of stores
(b)	Principal Affiliates

			Shareholding
		Stated	Ratio
Name of Company	Location	capital	(%)	Main business
Shinyoung Wacoal, Inc.	Seoul, Korea	Won 4,500 million	25.0	Manufacture and sale of garments

House of Rose Co., Ltd.	Minato-ku, Tokyo	JPY 934 million	20.2	Manufacture and sale of cosmetics
(c)	Developments and Results of Group Activities During this Fiscal Year

Developments of Group Activities
     The corporate split was conducted as of October 1, 2005 and the operations were transferred to newly-established Wacoal Corp.
     On May 9, 2005, Wacoal International Hong Kong Co., Ltd. increased its capital in the amount of US$8,000 thousand. On May 17, 2005, Wacoal International Hong Kong Co., Ltd. increased its capital in the amount of HK$39,000 thousand to Guangdong Wacoal Inc. (China).
Results of Group Activities
     The Company’s consolidated subsidiaries are comprised of 36 companies, and the Company has 8 affiliates accounted for by the equity method.
     Based on U.S. accounting principles, consolidated net sales for this fiscal year are as given in “1. SUMMARY OF OPERATIONS (1) Business Developments and Results of the Group”.

(7)	Directors and Auditors

President and Representative Director	Yoshikata Tsukamoto

Directors
—	Shoichi Suezawa
—	Yuzo Ito
—	Masayuki Yamamoto
—	Tatsuya Kondo
—	Kazuo Inamori *1
—	Mamoru Ozaki *1
Standing Auditor (Full-time)
—	Michihiko Kato
Standing Auditor
—	Hajime Kotake
Statutory Auditors
—	Riichiro Okano*[2]
Certified Public Accountant	Noboru Unabara*[2]
Attorney-at-Law	Yoko Takemura *[2]

(Notes)

*[1]	Mr. Kazuo Inamori and Mr. Mamoru Ozaki, Directors, are outside directors as prescribed in Item 7-2, Paragraph 2, Article 188 of the Commercial Code.

*[2]	Mr. Riichiro Okano, Mr. Noboru Unabara, and Ms. Yoko Takemura, Statutory Auditors, are outside statutory auditors as prescribed in Paragraph 1, Article 18 of the Law concerning Special Measures under the Commercial Code with respect to Audit, etc. of Joint Stock Corporations (Kabushiki Kaisha) (“Special Measures under the Commercial Code”).

[3]	Directors who retired during this fiscal year

Vice President and Director	Hiroshi Sakagami	June 29, 2005
Senior Managing Director	Kazuaki Ichihashi	June 29, 2005
Director	Susumu Miyamoto	June 29, 2005

(8)	Property Benefits as Remunerations and Other Compensations for Work Performance Paid to Directors and Statutory Auditors

	Directors		Auditors		Total
	The number	The amount	The number	The amount	The number	The amount
	of persons	of payment	of persons	of payment	of Directors	of payment
	who were	(millions of	who were	(millions of	who were	(millions of
	paid	yen)	paid	yen)	paid	yen)
Remuneration determined by the Article of Incorporation or resolution of a general meeting of shareholders	10	186	5	40	15	227
Bonuses for Directors determined by Appropriation of Retained Earnings	8	25	4	2	12	28
Retirement allowances determined by resolution of a general meeting of shareholders	3	90	—	—	3	90
Total		302		43		345

(Notes)
     1. The amount of remuneration for directors adopted by resolution of a general meeting of shareholders (ordinary general meeting of shareholders held on June 29, 2005) is within 350 million yen per year (excluding employees’ salaries for those serving as directors).
     2. The amount of remuneration for auditors adopted by resolution of a general meeting of shareholders (ordinary general meeting of shareholders held on June 29, 2005) is within 75 million yen per year.
     3. The following amount of property benefits was paid to directors as remuneration and other compensation for work performance.
     Employees’ salaries for those serving as directors (including bonuses):
13 million yen for 3 directors
     4. The above table states the number of directors and auditors paid during this fiscal year, which includes three directors who retired during this fiscal year.

(9)	Remuneration, etc. to Accounting Auditors
(a)	The total amount of remuneration to be paid to accounting auditors by the Company and its subsidiaries
96,176,000 yen
(b)	Of the total amount given in the above (a), the total amount of fees incurred from services specified under Section 1, Article 2 of Certified Public Accountants Law of Japan (practice of audit certificate)
62,000,000 yen
(c)	Of the total amount given in the above (b), the total amount of remuneration to be paid to accounting auditors by the Company
41,000,000 yen
(Note) The accounting audit agreement executed between the Company and its accounting auditors does not distinguish between remuneration for accounting under the Special Measures under the Commercial Code and that for accounting under the Securities and Exchange Law, and they cannot be reliably distinguished. Therefore, the amount given in (c) stands for the total amount of the remunerations for both accountings.
(10)	Material Facts Concerning the Group Raised Subsequent to the End of Fiscal Year
Business and Capital Alliance with Peach John
On May 10, 2006, the board of directors of the Company resolved to form a business and capital alliance with Peach John Co., Ltd. and the Company signed a basic agreement with Peach John.
<Purpose of the Business and Capital Alliance>
In an effort to formulate a mid to long-term business strategy for accelerated growth, we are currently considering strategic business alliances that go beyond the scope of our traditional sales channels and that may enable us to cultivate new business models or expand our business, and we are taking initiatives to expand our business by broadening our base in areas and geographic territories with a high competitive potential.
Peach John, our new alliance partner, has achieved a breakthrough with its own catalog and Internet sales of innerwear, outerwear and other products by planning and developing its own original designs. Peach John has many loyal customers, mainly young women and young career women, and is developing company stores across Japan.
We have decided to enter into an alliance with Peach John because we believe it will give us the ability to utilize our respective know-how and combine our respective broad customer bases in the mail-order and directly managed store businesses, and it will also give us the opportunity to explore potential synergies from the joint development and provision of products and services to meet new customer needs, and from collaboration regarding the development of new businesses, joint branding and overseas development.
The details of the business alliance will be discussed and considered in due course.
<Name, Contents and Scales of Business of Our Alliance Partner>

(a) Corporate name	Peach John Co., Ltd.

(b) Principal business	Mail-order sales of women’s apparel and various other apparel products

(c) Amount of capital	90,000 thousand yen

(d) Number of employees:	140

(e) Results for recent fiscal year
(Unit: millions of yen)

Fiscal Year Ended	May 31, 2004	May 31, 2005
Net Sales	14,471	16,095
Net Income	1,096	1,873
Total assets	4,162	7,411
<Schedule of Share Acquisition>

May 10, 2006	Execution of Basic Agreement
May 30, 2006	Execution of Share Purchase Agreement (tentative)
June 2, 2006	Delivery of Stock Certificates (tentative)
<Number of Shares to be Acquired, Acquisition Value and Shareholding Ratio after Acquisition>

(a) Number of Shares to be Acquired:	882 shares

(b) Acquisition Value:	TBD

(c) Shareholding Ratio After Acquisition:	49% (number of shares held after acquisition: 882 shares)
Basic Policy for Measures against the Acquisition of a Substantial Shareholding of the Company (i.e. defensive measures against takeovers)
In order to introduce peacetime defensive measures against takeovers for the purposes of securing or enhancing corporate value and the common interests of shareholders with the approval of all shareholders, the Board of Directors, at a meeting held on May 10, 2006, resolved to propose a resolution at the Company’s

58th ordinary general meeting of shareholders to be held in June to adopt an amendment of its Articles of Incorporation authorizing the shareholders to adopt a basic policy for measures against the acquisition of a substantial shareholding of the Company (i.e. defensive measures against takeovers), as well as a resolution adopting a basic policy for measures against the acquisition of a substantial shareholding of the Company in accordance with the amended Articles of Incorporation.
Under such basic policy, the Company will establish a system (with procedures such as the prior provision of information) that enables its shareholders to determine whether or not to accept such an acquisition and that enables its Board of Directors to secure any necessary information and sufficient time to propose alternatives or to negotiate with the prospective purchaser on behalf of its shareholders. If such purchaser fails to follow such procedures or may pose a threat to the values of the Company and thus to the common interests of its shareholders, the Company will conduct a gratis allocation of acquisition rights for the subscription of new shares with discriminatory treatment that prohibit such purchaser from exercising such rights and dilute the ratio of voting shares of such purchaser by the exercise of acquisition rights by the shareholders of the Company.
Upon approval at the 58th Ordinary General Meeting of Shareholders to be held in June with respect to the basic policy as described above, the Board of Directors will resolve to introduce defensive measures against takeovers pursuant to the basic policy, which will be announced by the Company.

CONSOLIDATED BALANCE SHEET
March 31, 2006
(Millions of yen)

ASSETS		LIABILITIES
Current Assets	110,733	Current Liabilities	35,525
Cash and bank deposits	11,635	Short-term bank loans	6,392
Time deposits and negotiable deposits	8,258	Notes payable	1,610
Marketable securities	32,699	Accounts payable-trade	10,608
Notes receivable	458	Accounts payable	6,289
Accounts receivable-trade	23,192	Accrued payroll and bonuses	6,790
Allowance for returns and doubtful receivables	(2,778)	Accrued corporate taxes, etc.	1,806
Inventories	27,135	Current portion of long-term debt	34
Deferred tax assets	7,442	Other current liabilities	1,996
Other current assets	2,692

		Long-term Liabilities	17,893
Fixed Assets	131,563	Long-term debt	32
Tangible fixed assets	53,501	Reserve for retirement benefit	4,622
Land	20,978	Deferred tax liability	12,842
Buildings and structures	59,328	Others	397
Machinery and equipment	13,789

Construction in progress	22	Total Liabilities	53,418

Accumulated depreciation	(40,616)	Minority interests	2,403

		SHAREHOLDERS’ EQUITY

		Common stock	13,260
Other assets	78,062	Additional paid-in capital	25,242
Investments in affiliated companies	16,033	Retained earnings	134,515
Investments	52,716	Foreign currency exchange adjustment	(736)
Deferred tax assets	992	Unrealized gain on securities	14,311
Lease deposits and others	8,321	Treasury stock	(117)

		Total Shareholders’ Equity	186,475

Total Assets	242,296	Total Liabilities, Minority Interests and Shareholders’ Equity	242,296

Amounts less than ¥1 million are rounded off.

CONSOLIDATED INCOME STATEMENT
Year ended March 31, 2006
(Millions of yen)

Sales		164,122

Operating expenses (income)
Cost of sales	84,322
Selling, general and administrative expenses	70,946
Cost relating to special retirement	7,521	162,789

Operating income		1,333

Other income and (expenses)
Interest income	213
Interest expense	(56)
Dividend income	493
Gain on sale and exchange of investment	1,656
Valuation loss on investment in securities	(65)
Others (net)	(108)	2,133

Income before income taxes, equity in net income of affiliated companies and minority interests		3,466
Income taxes
Current	3,268
Deferred	(1,809)	1,459

Income before equity in net income of affiliated companies and minority interests		2,007
Equity in net income of affiliated companies		1,122
Minority interests		(308)

Net income		2,821

Amounts less than ¥1 million are rounded off.

NOTES
BASIC MATTERS IN PREPARING CONSOLIDATED FINANCIAL STATEMENTS
1.	Standard of Preparation of Consolidated Financial Statements

According to the provision specified under Section 1, Article 179 of the Enforcement Order of Commercial Code of Japan, the consolidated financial statements have been prepared based on terms, format and preparation methods based on the accounting standards generally accepted in the United States. However, consistent with the foregoing provision, some of descriptions and notes required under the accounting standards generally accepted in the United States are omitted.

2.	Valuation standard and method of securities

“Accounting for Certain Investments in Debt and Equity Securities” set forth in the Financial Accounting Standards Board Statement (the “Statement”) No. 115 was adopted. Held-to-maturity securities were calculated using amortized cost method, and available-for-sale securities were calculated using market method based on market or other price on closing day. Variance in valuation of securities was based on method of directly including all shareholders’ equity, and cost of sales was calculated using the moving average method.

3.	Valuation standard and method of inventories

The average cost method was mainly used for goods, products and supplies, and the first-in first-out method was used for raw materials, for purposes of determining cost.

4.	Depreciation Method of Fixed Assets

The constant percentage method was mainly used for depreciation of tangible fixed assets. The fixed amount method was used for depreciation of intangible assets. In conformity with Statement No. 142 “Goodwill and Other Intangible Assets”, any assets on which durable years cannot be determined are not depreciated, but such assets undergo an impairment examination at least once a year.

5.	Accounting basis of reserves

Allowance for bad debts

In order to prepare for bad debt loss of accounts receivable and loans receivable, the estimated uncollectable amounts are recorded using the bad debt ratio for general accounts and consideration of collections of individual accounts for those accounts specified as being at risk of becoming uncollectable accounts.

Allowance for returns

In order to clarify the corresponding relationship of sales and returns, consideration is given to prior returned goods and the estimated loss accompanying future returned goods is recorded.

Reserve for retirement benefits

In conformity with Statement No. 87 “Employer’s Accounting for Pensions”, in order to prepare for retirement benefits for employees, based on fair values of retirement pay liabilities and pension assets as of the end of the current year, such amount is reserved. The unrecognized difference from actuarial calculation is amortized by fixed rate based on the average of the estimated remaining service years of employees, and the unrecognized prior service cost is amortized by the fixed amount method

6.	Accounting Procedure for Consumption Tax, etc.

Accounting procedure for consumption tax, etc., is based on the tax-excluded method.

7.	Matters Concerning Business Year of Consolidated Subsidiaries

Closing date of consolidated subsidiaries in Japan is consistent with the consolidated closing date. Closing date of consolidated subsidiaries in abroad is December 31. Financial statements as of closing date were used for preparation of consolidated financial statements. However, necessary adjustments are made for material transactions took place during a period up to the consolidated closing date.
Notes to consolidated income statement
Net income per share ¥19.60
Material subsequent events
Subsequent events related to the business and capital alliance are described in the Business Report.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
May 12, 2006
Board of Directors
Wacoal Holdings Corp.
Tohmatsu & Co.
Certified Public Accountants
Representative Partner and Engagement Partner
Koji Yabuki (Seal)
Representative Partner and Engagement Partner
Hiroyuki Asaga (Seal)
     Pursuant to Paragraph 3, Article 19 of the “Law concerning Special Measure under the Commercial Code with respect to Audit, etc. of Joint Stock Corporations (Kabushiki Kaisha)” of Japan, we have examined the consolidated financial statement, i.e., the consolidated balance sheet and the consolidated income statement of Wacoal Holdings Corp. (formerly Wacoal Corp.) for the 58th fiscal year from April 1, 2005 to March 31, 2006. Responsibility for preparation of the consolidated financial statements is borne by the Company’s management, and our responsibility is limited to our opinions on such consolidated financial statement and from an independent standpoint.
     In the course of such audit, our examination was made in accordance with auditing standards generally accepted in Japan and all relevant auditing procedures were carried out as are normally required. Accounting standards require that we obtain reasonable assurance of the nonexistence of material false representations in the consolidated financial statements. Our audit was carried out based on a testing audit, and we also examined the representations in the consolidated financial statements as a whole, including the evaluation of accounting policies adopted by management, the method of application thereof, and estimates produced by management. As a result of our audit, we conclude that we have obtained a reasonable basis to express our opinion. In addition, these auditing procedures include the audit of subsidiaries as we deemed necessary.
     As a result of our audit, we are of the opinion that the consolidated financial statements of the Company present fairly the financial position and the results of the operations of the corporate group comprised of the Company and its subsidiaries in conformity with the applicable laws and regulations of Japan and the Company’s Article of Incorporation.
     Subsequent events stated in the Business Report with respect to the business and capital alliance will have a significant impact on the financial position and the results of operations of the Company from the following term.
     Neither we nor any of our engagement partners who have been engaged in the audit have any interest in the Company required to be disclosed under the Certified Public Accountants Law of Japan.

AUDIT REPORT REGARDING CONSOLIDATED FINANCIAL STATEMENTS
     We, the Board of Statutory Auditors, have received reports on the methods and results of audit from each of the Statutory Auditors in connection with the consolidated financial statements (the consolidated balance sheet and the consolidated income statement) for the 58th fiscal year from April 1, 2005 to March 31, 2006. Following discussion, we hereby report the results of our audit as follows:
1. Outline of the methods of the audit by Statutory Auditors
     Each of the Statutory Auditors have requested reports and explanations of the consolidated financial statements from the Directors and the independent accountants and examined the consolidated financial statements in accordance with the principles of audit and the assignment of the business responsibilities, etc. provided by the Board of Statutory Auditors.
2. Results of the audit
     The methods and results of the audit by the independent accountants, Tohmatsu & Co., Certified Public Accountants, are due and proper,
May 19, 2006
Wacoal Holdings Corp.
Board of Statutory Auditors
Michihiko Kato (Seal)
Full-time Statutory Auditor
Hajime Kotake (Seal)
Statutory Auditor
Riichiro Okano (Seal)
Statutory Auditor
Noboru Unabara (Seal)
Statutory Auditor
Yoko Takemura (Seal)
Statutory Auditor
(Note)
     Mr. Riichiro Okano, Mr. Noboru Unabara, and Yoko Takemura, Statutory Auditors, are outside statutory auditors as prescribed in Paragraph 1, Article 18 of the Law concerning Special Measures under the Commercial Code with respect to Audit, etc. of Joint Stock Corporations (Kabushiki Kaisha).

BALANCE SHEET
March 31, 2006
(Millions of yen)

ASSETS		LIABILITIES
Current Assets	22,004	Current Liabilities	2,392
Cash and bank deposits	1,966	Notes payable	58
Marketable securities	18,529	Accrued liability	1,097
Deferred income taxes	186	Accrued expenses	5
Others	1,322	Accrued corporate taxes, etc.	1,173
		Accrued bonuses	50
		Others	6
Fixed Assets	132,920
Tangible fixed assets	41,742	Long-term Liabilities	556
Buildings	21,094	Deferred tax liabilities	79
Structures	574	Others	476
Equipment and tools	1,563
Land	18,509	Total Liabilities	2,948

		SHAREHOLDERS’ EQUITY
Intangible fixed assets	585	Common stock	13,260
Leasehold right	585
		Additional paid-in capital	25,273
		Capital reserve	25,273
Investment and other assets	90,592
Investment securities	16,332	Retained earnings	113,493
Equity investment in Subsidiaries	74,092	Retained earnings reserve	3,315
Lease deposits	5	Additional paid-in capital	105,219
Others	161	Reserve for deferred gain on sales of fixed assets	2,219
		Reserve for equalization of dividend	3,000
		General reserve	100,000
		Undistributed profits	4,958

		Other securities valuation difference	67

		Treasury stock	(117)

		Total Shareholders’ Equity	151,976
		Total Liabilities and Shareholders’ Equity	154,925

Total Assets	154,925

Amounts less than ¥1 million are rounded off.

STATEMENT OF INCOME
Year ended March 31, 2006
(Millions of yen)

(ORDINARY INCOME & EXPENSES)
Operating income and expenses
Operating income
Sales	68,184
Lease income	2,128
Receipts of dividends	52
Others	138	70,504

Operating expenses
Cost of sales	35,105
Cost of lease	1,292
Selling, general and administrative expenses	29,349	65,746

Operating income		4,756

Non-operating income and expenses
Non-operating income
Interest income	165
Dividends received	936
Others	542	1,644

Non-operating expenses
Interest expenses	0
Others	144	145

Ordinary income		6,256

(EXTRAORDINARY GAINS & LOSSES)
Extraordinary gains
Gains on sales of fixed assets	5
Gains on sales of investment securities	177	182

Extraordinary loss
Loss on sales of fixed assets	514
Loss on impairment	314
Additional charge for optional retirement	500
Provision for allowance for subsidiary doubtful receivables	219
Valuation loss of subsidiary stock	20
Loss on support for subsidiaries, etc.	25	1,595

Pre-tax net income		4,843
Corporate tax, resident tax and enterprise tax	2,135
Adjustment of corporate tax, etc.	(169)	1,965

Net income		2,877
Profit carryforwards from previous year		2,081

Undistributed profits		4,958

Amounts less than ¥1 million are rounded off.

NOTES
SIGNIFICANT ACCOUNTING POLICIES
1.	Valuation standards and method of securities

Stock of subsidiaries and affiliates are stated at cost based on the moving average method. Other securities with market value are stated using the market value method, based on market or other price on closing day for the end of the year, and securities without market value are stated at cost based on the moving average method. Furthermore, variance in valuation of other securities is based on method of directly including all shareholders’ equity, and cost of sales is calculated based on the moving average method.

2.	Depreciation method of tangible fixed assets

Depreciation of tangible fixed assets is computed by the constant percentage method; provided, however, that depreciation of buildings (excluding facilities) acquired after April 1, 1998 is computed by the fixed amount method.

Durable years for major items are as follows:
Buildings and structures	5 to 50 years
Equipment and tools	5 to 20 years
3.	Amortization method of intangible fixed assets

Amortization of intangible fixed assets is computed by the fixed amount method.

4.	Accounting basis of reserves

Accrued bonuses

In order to provide bonuses to employees, accrued bonuses are reserved based on the anticipated amount to be paid.

Reserve for officers retirement benefit

In order to prepare for expenditure for officers retirement benefit, a necessary year end supply amount based on internal regulations relating to the supply of officers retirement benefit had been reserved. However, the 57th ordinary general meeting of shareholders held on June 29, 2005 resolved to abolish the officers’ retirement benefits system and payment of retirement benefits for termination. The amount of the officers’ retirement benefits paid to the officers until such meeting is stated as “Others” under Long-term Liabilities as long-term accounts payable.

5.	Accounting procedures for consumption tax, etc.

Accounting procedures for consumption tax, etc. is as per the tax-excluded method.
NOTES TO THE BALANCE SHEET

1.	Short-term receivables from subsidiaries	¥394 million
	Short-term payables to subsidiaries	¥218 million

2.	Accumulated depreciation of tangible fixed assets	¥26,252 million

3.	Variance of the estimate of capital stocks, etc. in the amount of ¥67 million is deducted from net assets in the calculation of distributable profit as prescribed in Item 3, Article 124 of the Enforcement Order of the Commercial Code of Japan.
NOTES TO THE STATEMENT OF INCOME

1.	Sales to subsidiaries	¥1,532 million
	Purchase from subsidiaries	¥13,364 million
	Raw materials sold to subsidiaries	¥5,483 million
	Other operating transactions with subsidiaries	¥3,815 million
	Non-operating transactions with subsidiaries	¥2,642 million

2.	Impairment loss on fixed assets
     The Nagoya Building and the Fukushima Wacoal Sewing Corp. Building, which were leasehold assets, became idle assets. Since both assets are decrepit with no expectation of net sales value, their book value of 314 million yen (301 million yen for the buildings and 12 million yen for the structures) is recorded as a loss on impairment in “Extraordinary Loss” .
3.	Additional Information

The Company made a transition to a holding company structure by conducting a corporate split as of October 1, 2005. While our core businesses had been sales of textile goods and related products from April 1 to September 30, 2005, they were replaced by income from lease and dividends, etc. from October 1, 2005 to March 31, 2006 due to the corporate split. Therefore, such income is now stated as “Operating Income”.

3.	Net income per share ¥19.81

PROPOSED APPROPRIATION OF RETAINED EARNINGS

Undistributed profits		¥4,958,745,793

Reversal of reserve for deferred gain on sales of fixed assets		¥67,135,456

Total		¥5,025,881,249

To be appropriated as follows:

Cash dividends (¥20.00 per share)		¥2,878,318,660

Officers’ bonuses		¥25,000,000
Directors	¥25,000,000

Undistributed profits carried forward		¥2,122,562,589

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
May 12, 2006
Board of Directors
Wacoal Holdings Corp.

Tohmatsu & Co.
Certified Public Accountants

Representative Partner and Engagement Partner
Koji Yabuki (Seal)

Representative Partner and Engagement Partner
Hiroyuki Asaga (Seal)
     Pursuant to Paragraph 1, Article 2 of the “Law concerning Special Measures under the Commercial Code with respect to Audit, etc. of Joint Stock Corporations (Kabushiki Kaisha)” of Japan, we have examined the balance sheet, the statement of income, the business report (with respect to accounting matters only), the proposed appropriation of retained earnings and the supplementary statement (with respect to accounting matters only) of Wacoal Holdings Corp. (formerly Wacoal Corp.) for the 58th fiscal year from April 1, 2005 to March 31, 2006. The accounting parts of the business report and supplementary statement audited by us are those derived from the accounting books and records. Responsibility for preparation of the financial statements and supplementary statement is borne by the Company’s management, and our responsibility is limited to our opinions on such financial statements and supplementary statement from an independent standpoint.
     In the course of such audit, our examination was made in accordance with auditing standards generally accepted in Japan and all relevant auditing procedures were carried out as are normally required. Accounting standards require that we obtain reasonable assurance of the nonexistence of material false representations in the financial statements and supplementary statement. Our audit was carried out based on a testing audit, and we also examined the representations in the financial statements and supplementary statement as a whole, including the evaluation of accounting policies adopted by management, the method of application thereof, and estimates produced by management. As a result of our audit, we conclude that we have obtained a reasonable basis to express our opinion. In addition, these auditing procedures include the audit of subsidiaries as we deemed necessary.
As a result of our audit, we are of the opinion that:

(1)	The balance sheet and the statement of income of the Company present fairly the financial position and the results of operations of the Company in conformity with the applicable laws and regulations of Japan and the Company’s Articles of Incorporation.

(2)	The business report of the Company (limited to the portion relating to accounting) presents fairly the conditions of the Company in conformity with the applicable laws and regulations of Japan and the Company’s Articles of Incorporation.

(3)	The proposed appropriation of retained earnings is presented in compliance with the applicable laws and regulations of Japan and the Company’s Articles of Incorporation.

(4)	The supplementary statement (limited to the portion relating to accounting) do not contain any items that should be pointed out by the provisions of the Commercial Code.
     Subsequent events stated in the Notes of the Consolidated Financial Statements will have significant impacts on the financial position and the results of operations of the corporate group comprised of the Company and its subsidiaries from the following term.
     Neither we nor any of our engagement partners who have been engaged in the audit have any interest in the Company required to be disclosed under the Certified Public Accountants Law of Japan.

AUDIT REPORT
     We, the Board of Statutory Auditors, have received reports on the methods and results of audit from each of the Statutory Auditors in connection with the execution of duties by the Directors during the 58th fiscal year from April 1, 2005 to March 31, 2006. Following discussion, we hereby report the results of our audit as follows:
1.	Outline of the methods of the audit by Statutory Auditors
     Each of the Statutory Auditors have made the following examinations in accordance with the principles of audit and the assignment of the business responsibilities, etc., provided by the Board of Statutory Auditors:-
(1)	Each of the Statutory Auditors have attended meetings of the board of directors and other important meetings, received reports on the execution of duties from the Directors, inspected important documents including those evidencing business decisions made by the Directors, investigated the conduct of the business and the assets and properties of the Company at the head office and other principal offices and, whenever necessary, requested reports on the business from its subsidiaries.

(2)	Each of the Statutory Auditors have also requested reports and explanations from the Independent Accountants and examined the financial statements and the supplementary statement.

(3)	Each of the Statutory Auditors have made a detailed examination by the aforesaid methods and, whenever necessary, through requesting reports from the Directors and others into any competing business engaged in by the Directors, transactions involving conflicts of interest between the Company and the Directors, grants of benefits given by the Company without consideration, transactions extraordinary in nature made between the Company and its subsidiaries or shareholders and acquisition or disposition of treasury stock by the Company.
2.	Results of the audit
(1)	The methods and results of the audit by the independent accountants, Tohmatsu & Co., Certified Public Accountants, are due and proper,

(2)	The business report presents fairly the Company’s affairs in conformity with the applicable laws and regulations of Japan and the Company’s Articles of Incorporation,

(3)	In light of the condition of the Company’s assets and other circumstances, we have nothing to point out with regard to the proposed appropriation of retained earnings,

(4)	The supplementary statement presents fairly the information required to be set forth therein, and there is no matter which is required to be pointed out by us with respect thereto, and

(5)	With regard to the execution of duties by the Directors, including duties with regard to subsidiaries, there has been no misconduct or material matters that would constitute a violation of any laws or regulations of Japan or the Company’s Articles of Incorporation.

In addition, in connection with competing business engaged in by the Directors, transactions involving conflicts of interest between the Company and the Directors, grants of benefits given by the Company without consideration, transactions extraordinary in nature made between the Company and its subsidiaries or shareholders and acquisition or disposition of treasury stock by the Company, no activities have been performed by the Company’s Directors which are contrary to their duties and responsibilities as Directors.
May 19, 2006

Wacoal Holdings Corp.
Board of Statutory Auditors

Michihiko Kato (Seal)
Full-time Statutory Auditor

Hajime Kotake (Seal)
Statutory Auditor

Riichiro Okano (Seal)
Statutory Auditor

Noboru Unabara (Seal)
Statutory Auditor

Yoko Takemura (Seal)
Statutory Auditor

(Note)
       Mr. Riichiro Okano,Mr. Noboru Unabara, and Ms. Yoko Takemura, Statutory Auditors, are outside statutory auditors as prescribed in Paragraph 1, Article 18 of the Law concerning Special Measures under the Commercial Code with respect to Audit, etc. of Joint Stock Corporations (Kabushiki Kaisha).

REFERENCE MATERIALS FOR
GENERAL MEETING OF SHAREHOLDERS

Agenda and Reference Materials

Agenda Item No. 1:	Approval of the proposed appropriation of retained earnings for the 58th fiscal year
     The content of the proposed agenda is set forth on page 33. Currently we are promoting CAP21 (Corporate Activation Project 21), mid- and long-term strategies to achieve accelerated growth, and expand business by restructuring and/or enhancing existing operations, as well as by considering strategic business collaborations, capital alliances or M&A transactions. While recognizing the importance of retained earnings to business expansion under such a growth strategy, and considering the most effective use of our retained earnings, we propose to distribute a dividend of 20.00 yen per share in an effort to return profits to our shareholders. .
     We also propose that the total amount of remuneration payable to our seven (7) directors be equal to 25,000,000 yen in view of the business results for this term, as well as the amount of remuneration paid to the officers in the past and various other factors.

Agenda Item No. 2:	Amendment of the Articles of Incorporation
1.	Reasons for Amendments:

(1)	To add a new business to the Company’s business purpose, in view of further diversification of our business. (Article 2 of the proposed amendment)

(2)	To shorten the term of office of directors from the current two years to one year in order to clarify management responsibilities and establish a management system that is able to respond rapidly to a changing business environment. (Article 21 of the proposed amendment)

(3)	To provide that basic policies with respect to measures (i.e. defensive measures against takeovers) taken in response to the acquisition of a substantial number of shares of the Company by a third party may be adopted by resolution of the general meeting of shareholders. (Article 16 of the proposed amendment)

(4)	To reflect the following amendments to our Articles of Incorporation following the implementation of amendments to Japanese corporate law (“Corporate Law” No.86 of 2005):
(i)	To provide for various corporate governance bodies of the company to be established pursuant to Paragraph 2, Article 326 of the Corporate Law. (Article 4 of the proposed amendment)

(ii)	To provide that the Company shall issue stock certificates representing shares of the Company pursuant to the provision of Article 214 of the Corporate Law. (Article 7 of the proposed amendment)

(iii)	To provide that the rights of a holder of shares constituting less than one unit shall be restricted to the extent reasonable pursuant to the provisions of Paragraph 2, Article 189 of the Corporate Law. (Article 9 of the proposed amendment)

(iv)	To provide a provision that the Company deems availability on the Internet for a specified period of time of reference materials for general meetings of shareholders, business reports, financial statements and consolidated financial statements to be a sufficient means of delivery, in accordance with the provisions of the enforcement order of the Corporate Law and the Company Computation Regulations, which will allow the Company to provide such information in a cost-effective manner. (Article 15 of the proposed amendment)

(v)	To provide that the Company may, whenever necessary, adopt resolutions of the Board of Directors in writing or by means of electromagnetic delivery pursuant to the provisions of Article 370 of the Corporate Law. (Article 25 of the proposed amendment)

(vi)	To prescribe that the Company may, in advance, execute a limitation of liability agreement with outside statutory auditors pursuant to the provisions of Paragraph 1, Article 427 of the Corporate Law, so that such outside statutory auditors may exercise their expected roles fully. (Article 36 of the proposed amendment)

(vii)	To enable a more rapid return of profits to shareholders by giving the Board of Directors the authority to make decisions regarding distributions of surplus within one year of a change of the term of office of the directors pursuant to the provisions of Paragraph 1, Article 459 of the Corporate Law. (Article 38 of the proposed amendment)

In addition, to delete Article 6 of the Articles of Incorporation, since the repurchase of treasury stock is now defined as a distribution of surplus under the new Corporate Law, which enables the repurchase of treasury stock.

(viii)	To conform certain provisions of the Articles of Incorporation with relevant provisions of the Corporate Law, and to change various terms and expressions under the former Commercial Code to those used in the Corporate Law.
(5)	To delete provisions that merely confirm matters prescribed by the law and regulations, and to change, organize, amend various expressions, formatting, words and phrases of the text as necessary.

2.	Details of the Amendment

The details of the proposed amendment is as follows.
(Parts to be amended are underlined.)

Current Provision	Proposed Amendment
Chapter I. General Provisions	Chapter I. General Provisions

Article 1 (Trade Name)	Article 1 (Trade Name)

The name of the Company shall be “Kabushiki Kaisha Wacoal Holdings” and shall be expressed as “Wacoal Holdings Corp.” in English	[The writing style of the original Japanese was amended, but the meaning remains unchanged.]

Article 2 (Purposes)	Article 2 (Purposes)

The purposes of the Company shall be to engage in the following businesses:	The purposes of the Company shall be to engage in the following businesses:

1. To control and manage the business activities of the companies which are engaged in the following businesses by holding the shares of such companies:	[The numbering format of Article 2 was amended in the original Japanese, but the meaning of the first 22 items remains unchanged.]

(1) Manufacture and sale of clothing and apparel and sundries pertaining to clothing and apparel;

(2) Manufacture, sale and installation of furniture, bedding, interior decorations and other home furnishings;

(3) Manufacture and sale of cosmetics, soap, cleansers, medical supplies and quasi-drugs and sale of health food;

(4)  Management of facilities for cultural, welfare, educational, sporting, entertainment, beauty and restaurant use, and manufacture and sale of commodities, provision of service, technical guidance and consulting pertaining to the above facilities;

(5) Sale, purchase and brokerage of objects of art and curios and management and operation of picture galleries;

(6) Acquisition, lease, alienation and technical guidance of intangible property rights such as industrial property rights and copyrights on literature, art, artistic handicraft,

Current Provision	Proposed Amendment
music, images and voice;

(7) Publishing and advertising business;

(8) Sale, purchase, lease, brokerage and management of real estate;

(9) Lease and brokerage of personal property;

(10) Nonlife insurance agency, insurance agency under the Automobile Liability Security Law and life insurance solicitation agency;

(11) Planning, design, supervision, execution, consulting and sale of construction work and interior decoration;

(12) Sale of building materials and sale of equipment and apparatus pertaining to housing such as fittings, furniture, utensils, kitchens, modular baths and toilets;

(13) Planning, design, supervision and consulting relating to community development, urban development and environmental conditioning;

(14) Planning, design, supervision, execution and consulting relating to landscaping, gardening and stonecutting;

(15) Production, sale and lease of trees, plants and materials for gardening;

(16) Data processing, provisions of information and development, purchase, sale, lease and consulting relating to computer hardware and software;

(17) Processing of jewelry, precious metals and accessories and manufacture and sale of watches, eyeglasses, footwear, bags and umbrellas;

(18) Money lending, loan agency, guarantee, holding of and investment in securities and credit card business;

(19) Dispatching of workers;

(20) Education, training and consulting relating to development of ability of

Current Provision	Proposed Amendment
the human resource to appropriately adapt to profession;

(21) Undertaking of financial and accounting affairs, calculation of wages, etc., preparation of documents relating to internal and external transactions, reception and telephone switching affairs, telephone marketing, translation and interpretation, operation of office and communication equipment and system programming, etc.;

(22) Warehousing;

(23) Investments incidental to Items (1) through (22) above; (24) Any and all business incidental or related to Items (1) through (23) above;
(23) Manufacture and sale of mannequins and display equipment;

(24) Investments incidental to Items (1) through (23) above;

(25) Any and all business incidental or related to Items (1) through (24) above;

Article 3 (Location of Head Office)	Article 3 (Location of Head Office)

The head office of the Company shall be located in Kyoto.	[The writing style of the original Japanese was amended, but the meaning remains unchanged.].

Article 4 (Corporate Governance Bodies)

[Newly added.]	The Company shall establish the following corporate governance bodies in addition to the general meeting of shareholders and directors:

(1) Board of Directors

(2) Statutory Auditor(s)

(3) Board of Statutory Auditors

(4) Accounting Auditor(s)

Article 4 (Method of Public Notice)	Article 5 (Method of Public Notice)

Public notices of the Company shall be given in the Nihon Keizai Shimbun.	[The writing style of the original Japanese was amended, but the meaning remains unchanged.]

Chapter II. Shares	Chapter II. Shares

Article 5 (Total Number of Shares)	Article 6 (Total Number of Authorized Shares)

The total number of shares issued by the Company shall be five hundred million (500,000,000) shares.	The total number of shares authorized to be issued by the Company shall be five hundred million (500,000,000) shares.

Current Provision	Proposed Amendment
Provided, however, that in case of cancellation of shares, the total number of shares shall be reduced by such number of shares cancelled.	[Deleted.]

Article 7 (Issuance of Stock Certificates)

[Newly added.]	The Company shall issue stock certificates representing shares of the Company.

Article 6 (Acquisition of Treasury Stock)

The Company may acquire treasury stock by resolution of the Board of Directors pursuant to Item 2, Paragraph 1 of Article 211-3 of the Commercial Code.	[Deleted.]

Article 7 (Number of Shares Constituting One Unit and Non-Issuance of Shares Not Constituting One Unit)	Article 8 (Number of Shares Constituting One Unit and Non-Issuance of Shares not Constituting One Unit)

1. The number of shares of the Company constituting one unit shall be 1,000 shares.	1. The number of shares of the Company constituting one unit shall be one thousand (1,000) shares.

2. The Company shall not issue any stock certificates for shares not constituting a full unit of shares (hereinafter referred to as “shares not constituting a full unit”) unless otherwise stipulated in the Share Handling Regulations of the Company.
2. Notwithstanding the provisions of the preceding Article, the Company shall not issue any stock certificates for shares not constituting a full unit unless otherwise stipulated in the Share Handling Regulations of the Company.

Article 8 (Types of Shares)

The types of shares to be issued by the Company shall be subject to the Share Handling Regulations to be established by the Company.	[Deleted.]

Current Provision	Proposed Amendment
[Newly added.]	Article 9 (Rights Concerning Shares Constituting Less Than One Full Unit)

     The shareholders (including beneficial owners; hereinafter the same) of the Company may not exercise any rights except for the rights set forth below concerning shares constituting less than one full unit:

(1)  the rights as prescribed under each Items of Article 189 of the Corporate Law;

(2)  the put rights pursuant to the provisions of Paragraph 1, Article 166 of the Corporate Law;

(3)  the right to receive an allocation of share offerings and stock acquisition rights in proportion to the number of shares held;

Article 9 (Transfer Agent)	Article 10 (Transfer Agent)

The Company shall have a transfer agent for the handling of its shares.	1. The Company shall have a transfer agent.

The transfer agent and the location of its share handling office shall be determined by the Board of Directors, and public notice thereof shall be given.	2. The transfer agent and the location of its share handling office shall be determined by resolution of the Board of Directors, and public notice thereof shall be given.

     The shareholders’ register, the beneficial owners’ register (hereinafter collectively referred to as the “Shareholders Registers”) and the register of lost shares of the Company shall be kept at the share handling office of the transfer agent, and the Company shall cause the transfer agent to register the transfer of shares, the purchase of shares not constituting a full unit and other business relating to the shares of the Company.
3. The shareholders’ register (including beneficial owners’ register; hereinafter the same), the register of stock acquisition rights and the register of lost shares of the Company shall be prepared and kept by the transfer agent, and the Company shall cause the transfer agent to handle any business relating to the shareholders’ register, the register of stock acquisition rights and the register of lost shares of the Company.

Current Provision	Proposed Amendment
Article 10 (Record Date)

     A shareholder (including beneficial owners; hereinafter the same) registered or recorded in the Shareholders’ Register at the close of the day for settlement of accounts of each business year shall be entitled to the rights of a shareholder at the ordinary general meeting of shareholders held in respect of such business year.

     In addition to the foregoing, whenever necessary, the Company may determine by resolution of the Board of Directors and upon giving prior public notice thereof that a shareholder or pledgee registered or recorded in the Shareholders’ Register as of a specific date shall be entitled to the rights of a shareholder or a registered pledgee.
[Deleted and moved to Article 13 with certain amendments.]

Article 11 (Share Handling Regulations)	Article 11 (Share Handling Regulations)

     The handling of shares shall be undertaken in accordance with the Share Handling Regulations established by resolution of the Board of Directors based upon generally accepted practice with respect to the handling of shares.
The handling and handling charges of shares of the Company shall be undertaken as provided by law and regulation or by these Articles of Incorporation and in accordance with the Share Handling Regulations established by resolution of the Board of Directors

Chapter III.	Chapter III.
General Meetings of Shareholders	General Meetings of Shareholders

Article 12 (Convocation)	Article 12 (Convocation)

An ordinary general meeting of shareholders shall be convened in June of each year and extraordinary general meetings of shareholders may be convened whenever necessary.	An ordinary general meeting of shareholders of the Company shall be convened in June of each year and extraordinary general meetings of shareholders may be convened from time to time whenever necessary.

Article 13 (Record Date of Ordinary General Meeting of Shareholders)

[Moved from Article 10 of the current provision with certain amendments.]	The record date for exercise of voting rights at the ordinary general meeting of shareholders of the Company shall be March 31 of each year.

Current Provision	Proposed Amendment
Article 13 (Person Authorized to Convene Meetings)	Article 14 (Person Authorized to Convene Meetings and Chairman)

     Unless otherwise provided by law or regulation, the President and Director shall convene general meetings of shareholders pursuant to resolution of the Board of Directors.

     If the President and Director is unable to act as aforesaid, another director, in an order fixed in advance by resolution of the Board of Directors, shall act in his place.
1. The President and Director shall convene and preside over general meetings of shareholders.

2. If the President and Director is unable to act as aforesaid, another director, in an order fixed in advance by resolution of the Board of Directors, shall act in his place.

Article 14 (Chairman)

     The President and Director shall preside over the general meetings of shareholders.

     If the President and Director is unable to act as aforesaid, one of the other directors, in an order fixed in advance by resolution of the Board of Directors, shall act in his/her place.
[Deleted and integrated with Article 14 with certain amendments.]

[Newly added.]	Article 15 (Internet Disclosure and Deemed Delivery of Reference Materials, etc. for General Meetings of Shareholders)

The Company may, for the purpose of convocation of a general meeting of shareholders, deem that it has delivered to the shareholders the information to be stated or indicated in the reference materials for the general meeting of shareholders, business reports, financial statements and consolidated financial statements by disclosing such information using the Internet as provided for by law and regulation.

Current Provision	Proposed Amendment
[Newly added]	Article 16 (Matters to be Resolved at General Meetings of Shareholders)

1. In addition to the matters separately provided by law and regulation or by these Articles of Incorporation, the basic policies for measures concerning acquisition by a third party of a substantial shareholding of the Company may be prescribed by resolution of a general meeting of shareholders.

2. The measures against the acquisition of a substantial shareholding of the Company as stipulated in the preceding paragraph shall mean measures that make it difficult to effect a takeover of the Company, such as the issuance of new shares or acquisition rights for the subscription of new shares which are not primary intended for financing or business alliance purposes and that are taken prior to the commencement of a takeover by a third party who poses a threat to the value of the Company and thus to the common interests of the shareholders. Such measures shall be deemed to have been taken when the specific details of the measures against the acquisition of a substantial shareholding of the Company by a third party are determined, such as the adoption of resolution to issue new shares or warrants for the subscription of new shares as a measure against the acquisition of a substantial shareholding of the Company.

Current Provision	Proposed Amendment

Article 15 (Resolutions)

     Unless otherwise provided by law or regulation or by these Articles of Incorporation, a majority of the voting rights held by shareholders present at a general meeting of shareholders shall be required to adopt resolutions thereat.
Article 17 (Resolutions)

Unless otherwise provided by law or regulation or by these Articles of Incorporation, a majority of the voting rights held by shareholders who are entitled to exercise such voting rights present at a general meeting of shareholders shall be required to adopt resolutions thereat.

     A resolution to be made pursuant to the provisions of Article 343 of the Commercial Code shall be adopted by a two-thirds majority of the voting rights held by the shareholders present at a general meeting of shareholders, who shall represent one-third or more of the total number of voting rights of all shareholders.
A resolution as stipulated in Paragraph 2, Article 309 of the Corporate Law shall be adopted by a two-thirds majority of the voting rights held by the shareholders present at a general meeting of shareholders, who shall represent one-third or more of the total number of voting rights of the shareholders who are entitled to exercise such voting rights.

Article 16 (Exercise of Voting Rights by Proxy)

     A shareholder or his/her legal representative may exercise his/her voting rights through a proxy who shall be another shareholder of the Company having voting rights.

     Provided, however, that such shareholder or proxy shall submit to the Company documentation evidencing his/her power of attorney at every general meeting at which he/she is to act as a proxy.
Article 17 (Exercise of Voting Rights by Proxy)

1.    A shareholder may exercise his/her voting rights through a proxy who shall be another shareholder of the Company having voting rights.

2. Such shareholder or proxy shall submit to the Company documentation evidencing his/her power of attorney at every general meeting of shareholders at which he/she is to act as a proxy.

Article 17 (Minutes)

     Minutes shall be prepared to record the substance and results of the proceedings at general meetings of shareholders, and the Chairman and Directors present shall affix their names and seals thereto. The original copy of such minutes shall be kept at the head office of the Company for a period of ten years, and certified copies thereof shall be kept at branch offices of the Company for a period of five years.
[Deleted.]

Current Provision	Proposed Amendment
Chapter IV.	Chapter IV.
Directors and Board of Directors	Directors and Board of Directors

Article 18 (Number of Directors)	Article 19 (Number)

The Company shall have not more than seven (7) directors.	The Company shall have not more than seven (7) directors.

Article 19 (Appointment of Directors)	Article 20 (Method of Appointment)

The directors shall be appointed by resolution of a general meeting of shareholders.	1. The directors shall be appointed by resolution of a general meeting of shareholders.

     The appointment of directors as provided in the preceding paragraph shall require an attendance of shareholders representing one-third or more of the total number of voting rights held by all shareholders.

     Resolutions to appoint directors shall not be adopted by cumulative voting.
2. Resolutions to appoint directors shall be made by a majority vote of the voting rights of shareholders present at a general meeting of shareholders, where such shareholders present shall hold shares representing one third (1/3) or more of the voting rights of all shareholders who are entitled to exercise such voting rights.

3. Resolutions to appoint directors shall not be adopted by cumulative voting.

Article 20 (Term of Office of Directors)	Article 21 (Term of Office)

     The term of office of a director shall expire upon the conclusion of the ordinary general meeting of shareholders held in respect of the last business year ending within two years after his/her assumption of office.
The term of office of a director shall expire upon the conclusion of the ordinary general meeting of shareholders held in respect of the last fiscal year ending within one year after his/her appointment.

Current Provision	Proposed Amendment
Article 21 (Executive Directors)

      The Company may, by resolution of the Board of Directors, appoint one Chairman and Director, one President and Director and one or more Vice Chairman and Directors, Executive Vice Presidents and Directors, Senior Managing Directors and Managing Directors from among the Directors.

     The Chairman and Director shall provide advice and suggestions regarding the operations of the Company at the request of the President and Director. The President and Director shall supervise the administration of the Company. The Vice Chairman and Director(s) shall assist the Chairman and Director. The Executive Vice President and Director(s), Senior Managing Director(s) and Managing Director(s) shall assist the President and Director in the administration of the Company.
Article 21 (Executive Directors)

1.    The Company may, by resolution of the Board of Directors, appoint Representative Director(s).

2. The Company may, by resolution of the Board of Directors, appoint one Chairman and Director, one President and Director and any number of Vice Chairmen and Directors, Executive Vice Presidents and Directors, Senior Managing Directors and Managing Directors.

Article 22 (Representative Directors)

The President and Director shall be a Representative Director.

     Other Representative Director(s) may be appointed by resolution of the Board of Directors whenever necessary from among the existing Executive Directors in accordance with the provisions of the preceding Article.
[Deleted and integrated with Article 22 with certain amendments.]

Article 23 (Remuneration for Directors)

The remuneration to be paid to directors shall be determined by resolution of a general meeting of shareholders.	[Deleted and integrated with Article 27 with certain amendments.]

Article 24 (Authority of Board of Directors)

The Board of Directors shall determine matters provided by law or regulation and other important matters relating to the execution of the business of the Company.	[Deleted.]

Current Provision	Proposed Amendment
Article 25 (Person Authorized to Convene Meetings of Board of Directors and Chairman)	Article 23 (Person Authorized to Convene Meetings of Board of Directors and Chairman)

     The President and Director shall convene and preside over meetings of the Board of Directors.

     If the President and Director is unable to act as aforesaid, one of the other directors, in an order fixed in advance by resolution of the Board of Directors, shall act in his/her place.
1. Unless otherwise provided by law or regulation, the President and Director shall convene and preside over meetings of the Board of Directors.

2. If the President and Director is unable to act as aforesaid, one of the other directors, in an order fixed in advance by resolution of the Board of Directors, shall act in his/her place.

Article 26. (Procedures for Convocation of a Meeting of Board of Directors)	Article 24. (Convocation Notice for Meetings of the Board of Directors)

     Notice of convocation of a meeting of the Board of Directors shall be provided to each director and statutory auditor at least three days prior to the date set for such meeting.

     Provided, however, that in case of emergency, such period may be shortened.
1. Notice of convocation of a meeting of the board of directors shall be provided to each director and statutory auditor at least three days prior to the date set for such meeting. Provided, however, that in case of emergency, such period may be shortened.

[Newly added.]	2. Any meeting of Board of Directors may be held without convocation procedures if the consent of all directors and statutory auditors is obtained.

Article 27. (Resolutions of Board of Directors)	Article 25. (Abbreviated Resolutions of Board of Directors)

A majority of the directors present at a meeting of the Board of Directors at which a majority of the directors are present shall be required to adopt resolutions thereat.	The resolutions of the Board of Directors shall be deemed to have been passed if the requirements prescribed in Article 370 of the Corporate Law are satisfied.

Article 28. (Minutes of Board of Directors)

     Minutes shall be prepared to record the substance and results of the proceedings at meetings of the Board of Directors and the directors and statutory auditors present shall affix their names and seals thereto. The original copy of all minutes shall be kept at the head office of the Company for a period of ten years.
[Deleted.]

Current Provision	Proposed Amendment
Article 26. (Regulations of Board of Directors)

[Newly added.]	Any matters concerning the Board of Directors shall be governed by the Regulations of Board of Directors to be established by the Board of Directors, and by any applicable law or regulation and these Articles of Incorporation.

Article 27. (Remuneration etc.)

[Moved from Article 23 with certain amendments.]	The remuneration, bonus and other benefits received from the Company as consideration for execution of their duties (“Remuneration”) for directors shall be determined by resolution of a general meeting of shareholders.

Article 29. (Agreement on Limitation of Liability of Outside Directors)	Article 28. (Agreement on Limitation of Liability of Outside Directors)

     In accordance with the provisions of Paragraph 19, Article 266 of the Commercial Code, the Company may execute an agreement with an outside director to limit his/her liability for the actions provided in Item 5, Paragraph 1 thereof.

     Provided, however, that the maximum amount of liability under such agreement shall be the total of the amount provided in each item of Paragraph 19, Article 266 of the Commercial Code.
In accordance with the provisions of Paragraph 1, Article 427 of the Corporate Law, the Company may execute an agreement with any outside director to limit the liability for damages incurred due to negligence of duties; provided, however, that the maximum amount of liability under such agreement shall be the amount as provided by law or regulation.

Chapter V. Statutory Auditors and Board of Statutory Auditors	Chapter V. Statutory Auditors and Board of Statutory Auditors

Article 30 (Number of Statutory Auditors)	Article 29 (Number)

The Company shall have not more than five statutory auditors.	The Company shall have not more than five statutory auditors.

Current Provision	Proposed Amendment
Article 31 (Appointment of Statutory Auditors)

     The statutory auditors shall be appointed by resolution of a general meeting of shareholders.

     Appointment of statutory auditors as provided in the preceding paragraph shall require the attendance of shareholders representing one-third or more of the total number of voting rights owned by all shareholders.
Article 30 (Method of Appointment)

1.      The statutory auditors shall be appointed by resolution of a general meeting of shareholders.

2. Resolutions to appoint statutory auditors shall be made by majority vote of the voting rights of the shareholders present at a general meeting of shareholders, where such shareholders present hold shares representing one-third or more of the voting rights of all shareholders who are entitled to exercise their voting rights.

Article 32 (Term of Office of Statutory Auditors)	Article 31 (Term of Office)

     The term of office of a statutory auditor shall expire upon the conclusion of the ordinary general meeting of shareholders held in respect of the last business year ending within four (4) years after his/her assumption of office.
The term of office of a statutory auditor shall expire upon the conclusion of the ordinary general meeting of shareholders held in respect of the last fiscal year ending within four (4) years after his/her appointment.

Article 33. (Full-Time Statutory Auditor)	Article 32. (Full-Time Statutory Auditor)

The statutory auditors shall appoint from among themselves one or more full-time statutory auditor(s).	The Company shall, by resolution of the Board of Directors, elect one or more full-time statutory auditor(s).

Article 34. (Remuneration for Statutory Auditors)

The remuneration to be paid to statutory auditors shall be determined by resolution of a general meeting of shareholders.	[Deleted and integrated with Article 35 with certain amendments.]

Article 35. (Authority of Board of Statutory Auditors)

     The Board of Statutory Auditors shall determine matters provided by law or regulation and other matters relating to the execution of the duties of statutory auditors to the extent that such determination does not prevent each statutory auditor from exercising his powers.
[Deleted.]

Current Provision	Proposed Amendment
Article 36. (Procedures for Convocation of a Meeting of Board of Statutory Auditors)

Notice of convocation of a meeting of the Board of Statutory Auditors shall be dispatched to each statutory auditor at least three days prior to the date set for such meeting.

     Provided, however, that in case of emergency, such period may be shortened.
Article 33. (Convocation Notice for Meetings of the Board of Statutory Auditors)

1. Notice of convocation of a meeting of the Board of Statutory Auditors shall be dispatched to each statutory auditor at least three days prior to the date set for such meeting. Provided, however, that in case of emergency, such period may be shortened.

[Newly added.]	2. Any meeting of the Board of Statutory Auditors may be held without taking such convocation procedures if consent from all of the statutory auditors is obtained.

Article 37. (Resolutions of Board of Statutory Auditors)

Unless otherwise provided by law or regulation, a majority of the statutory auditors shall be required to adopt resolutions at a meeting of the Board of Statutory Auditors.	[Deleted.]

Article 38. (Minutes of Board of Statutory Auditors)

     Minutes shall be prepared to record the substance and results of the proceedings at meetings of the Board of Statutory Auditors and the statutory auditors present shall affix their names and seals thereto. An original copy of all minutes shall be kept at the head office of the Company for a period of ten years.
[Deleted.]

Article 34. (Regulations of Board of Statutory Auditors)

[Newly added.]	Any matters concerning the Board of Statutory Auditors shall be governed by the Regulations of Board of Statutory Auditors to be established by the Board of Statutory Auditors, and by any applicable law or regulation and these Articles of Incorporation.

Article 35. (Remuneration etc.)

[Moved from Article 34 after certain amendments.]	The Remuneration etc. for statutory auditors shall be determined by resolution of a general meeting of shareholders.

Current Provision	Proposed Amendment
Article 36. (Agreement on Limitation of Liability of Outside Statutory Auditors)

[Newly added.]	In accordance with the provisions of Paragraph 1, Article 427 of the Corporate Law, the Company may execute an agreement with an outside statutory auditor to limit the liability for damages incurred due to negligence of duties. Provided, however, that the maximum amount of liability under such agreement shall be the amount as provided by laws and regulations.

Chapter VI. Accounts	Chapter VI. Accounts

Article 39. (Business Year and Settlement of Account)

The business year of the Company shall be the one year period from April 1 of each year to March 31 of the following year. The day for settlement of accounts shall be the last day of each business year.
Article 37. (Fiscal Year) The fiscal year of the Company shall be the one year period from April 1 of each year to March 31 of the following year.

Article 38. (Decision Making Body for Dividends of Surplus)

[Newly added.]	Any matters concerning the distribution of surplus as prescribed in each item of Paragraph 1, Article 459 of the Corporate Law shall be determined by resolution of the Board of Directors, unless otherwise provided by law or regulation.

Article 40. (Dividends)	Article 39. (Record Date for Allocation of Surplus)

Dividends of the Company shall be paid to the shareholders or pledgees registered or recorded in the Shareholder Registers at the close of the day for settlement of accounts of each business year.	1. The record date for the year-end dividends of the Company shall be March 31 of each year.

2. In addition to the preceding paragraph, the Company may fix a separate record date for the distribution of surplus.

Article 41. (Prescription Period for Payment of Dividends)	Article 40. (Prescription Period for Payment of Dividends)

In the event that dividends are not received within three years from the date of commencement of payment thereof, the Company shall be relieved of its obligation to pay such dividends.	In the event that cash dividends are not received within three years from the date of commencement of payment thereof, the Company shall be relieved of its obligation to pay such dividends.

     Agenda Item No. 3: Election of seven Directors
     On the condition that the term of office of directors is shortened subject to the approval of Agenda Item No.2, it is proposed that seven directors be elected following the expiration of the term of office of seven current directors, namely Messr. Yoshikata Tsukamoto, Shoichi Suezawa, Yuzo Ito, Tatsuya Kondo, Masayuki Yamamoto, Kazuo Inamori and Mamoru Ozaki, at the conclusion of this Ordinary General Meeting of Shareholders.
     The candidates for director are as follows:

		Brief Personal History (including	Company
Candidate		representation of other companies,	shares owned
No.	Name (Date of Birth)	if any)	by Candidate

1.	Yoshikata Tsukamoto	April 1972	1,334,136
	(January 29, 1948)	Joined the Company
November 1977
Director
November 1981
Managing Director
September 1984
Executive Vice President and Representative Director (acting)
June 1987
President and Director (acting)
June 2002
Corporate Officer
June 2003
President and Corporate Officer
October 2005
Representative Director and President, Corporate Officer (acting) of Wacoal Corp.
(Representative Director of Wacoal Corp.; Chairman and Director of Wacoal International Corp.; Chairman and Director of Wacoal America Inc.)

2.	Shoichi Suezawa	March 1970	9,000
	(June 13, 1947)	Joined the Company
June 1996
Director
June 2002
Managing Director, Corporate Officer
June 2003
Senior Corporate Officer
April 2005
Supervisor of Corporate Staffs

		Brief Personal History (including	Company
Candidate		representation of other companies,	shares owned
No.	Name (Date of Birth)	if any)	by Candidate

June 2005
Senior Corporate Officer
October 2005
Director (acting)
Director and Senior Corporate Officer (acting) of Wacoal Corp.
(President and Director of Wacoal Investment Co., Ltd.)

3.	Yuzo Ito	March 1970	14,000
	(March 15, 1948)	Joined the Company
June 1997
Director
April 2002
General Manager of Wing Brand Operation Division
June 2002
Corporate Officer
June 2003
Managing Director, Senior Corporate Officer
April 2005
Supervisor for Wacoal Brand Operation Division and Wing Brand Operation Division
June 2005
Managing Corporate Officer
October 2005
Director (acting)
Director and Managing Corporate Officer (acting) of Wacoal Corp.

4.	Tatsuya Kondo	March 1966	6,000
	(October 17, 1947)	Joined the Company
June 2002
Director (acting), Corporate Officer
June 2003
Senior Corporate Officer
April 2005
General Manager of Direct Marketing Operation Division and Supervisor for Wellness Department
June 2005
Managing Corporate Officer
October 2005
Director (acting), Managing Corporate Officer
April 2006
Chief Corporate Officer (acting) of Wacoal Corp.

		Brief Personal History (including	Company
Candidate		representation of other companies,	shares owned
No.	Name (Date of Birth)	if any)	by Candidate

5.	Kazuo Inamori	April 1959	0
	(January 30, 1932)	Established Kyoto Ceramic Co., Ltd. (currently Kyocera Corporation)
May 1966
President and Representative Director of Kyoto Ceramic Co., Ltd.
April 1984
Established The Inamori Foundation, Chairman (acting)
June 1984
Established DDI Corporation , Chairman and Representative Director
June 1985
Chairman and Representative Director of Kyocera Corporation
June 1997
Chairman Emeritus and Director of Kyocera Corporation
June 1997
Chairman Emeritus and Director of DDI Corporation
June 2001
Honorary Adviser (acting) of KDDI Corporation
June 2005
Chairman Emeritus (acting) of Kyocera Corporation
June 2005
Director (acting) of the Company

6.	Mamoru Ozaki	June 1991	0
	(May 20, 1935)	Commissioner of the National Tax Agency
June 1992
Administrative Vice Minister of Finance
May 1994
President of People’s Finance Corporation
October 1999
President of National Life Finance Corporation
February 2003

		Brief Personal History (including	Company
Candidate		representation of other companies,	shares owned
No.	Name (Date of Birth)	if any)	by Candidate

Advisor to Yazaki Corporation (acting)
July 2003
Advisor of the Company
June 2005
Director of the Company (acting)

7.	Tadashi Yamamoto	March 1976	2,000
	(November 14, 1952)	Joined the Company
April 2002
General Manager of Human Resources Department
June 2002
Corporate Officer
October 2005
Corporate Officer of Wacoal Corp.
April 2006
General Manager of Personnel and Administration Department of the Company (acting)
Managing Corporate Officer (acting) of Wacoal Corp.

(Note)	1.	Mr. Kazuo Inamori and Mr. Mamoru Ozaki are the candidates for outside director as prescribed in the Corporate Law.

	2.	The Company transitioned to a holding company structure as of October 1 2005, changed its name to Wacoal Holdings Corp. and established a 100% subsidiary, Wacoal Corporation, to which all of the operations of the Company was transferred.

     Agenda Item No.4: Election of one Statutory Auditor
     Statutory auditor Mr. Riichiro Okano will resign at the conclusion of this Ordinary General Meeting of Shareholders. Accordingly, it is proposed to elect one statutory auditor.
     This agenda item has been approved by the board of statutory auditors.
     The candidate for statutory auditor is as follows:

	Brief Personal History	Company
	(including representation of other companies,	shares owned
Name (Date of Birth)	if any)	by Candidate

Yutaka Hasegawa	April 1962	0
(October 8, 1939)	Joined Mitsubishi Bank, Ltd. (currently Bank of Tokyo-Mitsubishi UFJ, Ltd.)
June 1989
Director of Mitsubishi Bank, Ltd.
May 1993
Managing Director of Mitsubishi Bank, Ltd.
April 1996
Managing Director of Bank of Tokyo Mitsubishi, Ltd. (newly established company after merger of Mitsubishi Bank, Ltd. and Bank of Tokyo ltd.)
June 1998
Director and President of Diamond Business Consulting Kabushiki Kaisha (currently Mitsubishi UFJ Research & Consulting Co., Ltd.)
January 1999
Statutory Auditor of Tokyo-Mitsubishi Securities Kabushiki Kaisha (currently Mitsubishi UFJ Securities Co., Ltd.)
June 2001
Full-Time Statutory Auditor of Bank of Tokyo-Mitsubishi, Ltd. (currently Bank of Tokyo-Mitsubishi UFJ, Ltd.)
January 2006
Full-Time Statutory Auditor of Bank of Tokyo-Mitsubishi UFJ, Ltd. (newly established company after merger of Bank of Tokyo-Mitsubishi, Ltd. and UFJ Bank)

(Note)	Mr. Yutaka Hasegawa is a candidate for outside statutory auditor as prescribed in the Corporate Law. Mr. Hasegawa will resign as full-time statutory auditor of Bank of Tokyo-Mitsubishi UFJ, Ltd. as of June 27, 2006.

Agenda Item No. 5:	Approval of a basic policy for measures against the acquisition of a substantial shareholding of the Company (i.e. defensive measures against takeovers)
1.	Purposes of Establishment of Basic Policy
     Since its establishment in 1949, the Company has strived to develop a domestic market for female innerwear (undergarments), penetrate the global market and establish the Company’s business with the aim of creating a global company through a 50-year long-term management plan based on its business objectives of making women beautiful, assisting women in becoming beautiful and facilitating the realization of women’s desire to be beautiful. Moreover, as a leading female innerwear company, the Company has built up the Wacoal brand, which has become widely accepted by both domestic and international consumers.
     In addition, following its 50th anniversary in February, 2004, the Company formulated its Mid-Term Management Plan 2004-06, under which the Company will continue to exert efforts to secure and enhance its corporate value and the common interests of its shareholders by actively developing its “body designing business” to assist women in expressing their individual spiritual and physical beauty and supporting beautiful living for women by being a company that is sympathetic to their needs.
     In addition, the Company is promoting CAP21 (Corporate Activation Project 21), a corporate activation project to implement mid to long-term strategies to further enhance its corporate value, and is considering expanding its business to achieve faster growth with an eye toward M&A and strategic business alliances, in addition to the reorganization and enhancement of its existing businesses under the holding company structure.
     The Company persistently strives to improve corporate value by improving transparency of management and ensuring fairness and independence as the basic tenets of its corporate governance, objectives that the group as a whole seeks to realize. For example, the Company has two independent outside directors, and Wacoal Corporation, one of the Company’s core subsidiaries, has adopted an executive officer system in an effort to expedite decision-making, strengthen supervisory functions and clarify management responsibilities.
     However, while the Company promotes the above strategies to secure and enhance its corporate value and the common interest of its shareholders, there has been a recent trend in Japan’s domestic capital markets toward unilateral, large-scale acquisitions of shares without the consent of the target company’s management.
     Of course, the Company has no objection to such an acquisition of shares per-se, if it benefits the Company’s corporate value and the common interests of its shareholders. However, such large-scale acquisitions are not always to the benefit of the target company’s corporate value or the common interests of its shareholders. For example, there are large-scale acquisitions of shares which, when viewed in light of their stated purpose and other factors, clearly prejudice corporate value and shareholders’ common interests, and there are those that force shareholders to sell their shares, those which do not provide the target company’s Board of Directors or its shareholders with sufficient time or information to consider the terms of an acquisition or to propose alternatives and those that require a target company to negotiate with the purchaser for more favorable terms than those initially proposed by the purchaser.
     In particular, considering that the Company’s corporate value is mainly generated from (i) its strong market position and brand value in the intimate apparel market, which have been cultivated over a long period of time; (ii) its ability to develop highly functional, high value-add, attractive products based on the results of human scientific research from a mid to long-term perspective; (iii) its superb product quality and support engineering staff, as well as its highly productive global manufacturing and supply systems employing excellent sewing technology; (iv) its close relationships of trust with distributors in various sales channels, which link the Company with its customers; (v) the trust of its customers that has been gained through direct communication and sales by the Company’s beauty advisors, who are well-trained and deeply experienced in sales activities; and (vi) its good social standing established through the promotion of various social events such as the “Remmama” project and its “Pink Ribbon”, the Company’s corporate value and the common interests of its shareholders will suffer damage unless a purchaser of the Company’s shares secures and enhances the above factors on a mid to long-term basis.
     In light of these circumstances, the Company’s Board of Directors has concluded that, in order to prevent the Company’s corporate value or its shareholders’ common interests from suffering damage from an inappropriate acquisition of the Company’s shares, it is essential that the Company be ready to implement countermeasures in response to an acquisition of the Company’s shares that is detrimental to its corporate value or its shareholders’ common interests by establishing a system that enables its shareholders to determine whether or not to accept such an acquisition and that enables its Board of Directors to secure any necessary information and sufficient time to propose alternatives or to negotiate with the prospective purchaser on behalf of its shareholders.
     Subject to the approval of Agenda Item No. 2 “Amendments of the Articles of Incorporation” at this Ordinary General Meeting of Shareholders and based on the amended provision of Article 16 of the Articles of Incorporation, it is proposed to approve the basic policy for measures against an acquisition of a substantial shareholding of the Company (“Basic Policy), the details of which are described in Section 2 below.
2.	Details of Basic Policy
(1)	Outline of the Basic Policy
     For the purpose of ensuring and enhancing the value of the Company and the common interests of the shareholders, our Board of Directors shall resolve to adopt certain measures based on the terms and conditions as stipulated in paragraph (2) below (the “Plan”). The preventive measures are to be taken against the acquisition of a substantial shareholding of the Company by providing advance warning (i.e. peacetime takeover defensive measures) to any third party who may launch an acquisition of shares of the Company that there are procedures that such third party must follow and that a gratis allocation of acquisition rights for the subscription of new shares with discriminatory treatment for the exercise of such rights may be implemented by the Company by disseminating the details of such Plan through timely disclosure to the relevant stock exchange, disclosure in the

Company’s business reports as well as other materials that are required to be disclosed by law and, posting on the Company’s website.
(2)	Features of the Plan
(a)	Outline of the Plan
     The Company will demand that any third party (a “Purchaser”) who launches or proposes a Purchase as defined in (b) below follow the procedures prescribed in (c) below and will obtain the information and ensure sufficient time to consider such Purchase. In any of the circumstances set forth under (e)(i) below, the Company will conduct a gratis allocation of acquisition rights for the subscription of new shares with terms that prohibit such Purchaser from exercising such rights (discriminatory treatment) or other terms as prescribed in (e)(iii) below (the “Share Acquisition Rights”) to all shareholders at such time.
(b)	Purchase
     The term “Purchase” as used in the Plan means a purchase or any similar act which falls under (i) or (ii) below:
(i)	the purchase of share certificates[1] issued by the Company that results in a percent ownership[2] by a shareholder[3] of more than 20% of such share certificates; and

(ii)	a public tender offer[4] for share certificates[5] issued by the Company that results in a combined percent ownership[6] by the offeror and any of its Affiliates[7] of more than 20% of such share certificates.
(c)	Purchase procedures to be followed by the Purchaser
     Unless otherwise provided by our Board of Directors, if Purchaser intends to launch a Purchase, such Purchaser must submit to the Company a document describing the particulars of the Purchaser, the purpose, method

[1]	“Share certificates” (kabukento) shall have the meaning prescribed in Paragraph 1, Article 27-23 of the Securities and Exchange Law (“SEL”); the same shall apply hereinafter unless provided otherwise.

[2]	“Ratio of ownership of the share certificates” (kabuken hoyu wariai) shall have the meaning as prescribed in Paragraph 4, Article 27-23 of SEL; the same shall apply hereinafter.

[3]	“Shareholder” (hoyusha) shall include any parties stipulated in Paragraph 3, Article 27-23 of SEL; the same shall apply hereinafter.

[4]	“Public tender offer” (kokai kaitsuke) shall have the meaning prescribed in Paragraph 6, Article 27-2 of SEL; the same shall apply hereinafter.

[5]	“Share certificates” (kabukento) shall have the meaning prescribed in Paragraph 1, Article 27-2 of SEL; the same shall apply in this paragraph (ii).

[6]	“Ratio of ownership of the share certificates” (kabukento hoyu wariai) shall have the meaning as prescribed in Paragraph 4, Article 27-23 of SEL; the same shall apply hereinafter.

[7]	“Affiliate” (tokubetsu kankeisha) (including any person who may be deemed as having a special relationship by our Board of Directors) shall have the meaning prescribed in Paragraph 7, Article 27-2 of SEL; provided, however, that a person prescribed in Paragraph 1, Article 3 of the Cabinet Office Order Concerning Disclosure Relating to Tender Offer of Shares or Other securities by any Person Other Than the Issuing Company shall be excluded from among those who are set forth in Item 1 of said Paragraph 7; the same shall apply hereinafter.

and details of the Purchase, the basis of calculation of the purchase price, evidence of funds for the purchase, management policies of the group after purchase, other information separately required by our Board of Directors upon adoption of the Plan (the “Required Information”) as well as an oath by such Purchaser that such Purchaser will follow the procedures as prescribed in the Plan (the “Purchase Explanation Document”) prior to the launch of such Purchase.
     The Board of Directors will provide the Purchase Explanation Document to the Independent Committee (see (f) below for details; hereinafter the same) promptly after receipt. If the description of the Required Information in such Purchase Explanation Document is deemed insufficient by the Independent Committee, the Purchaser must submit additional information as requested by the Independent Committee.
     The Independent Committee may also request our Board of Directors to present its opinion concerning the terms and conditions of such Purchase as well as to submit any supporting materials, alternative proposals or other information and/or materials as may be required by the Independent Committee within such period as the Independent Committee deems reasonable (provided that such period shall not in principle exceed 60 days).
(d)	Examination of Terms and Conditions of Purchase and Negotiation and/or Proposal of Alternatives by Independent Committee
     If the provision of information stipulated under (c) above is deemed sufficient by the Independent Committee, the Independent Committee will fix a period (up to sixty days) for examination (provided, however, such period may be extended and/or re-extended to the extent necessary) (the “Examination Period”). In no event shall the Purchase be implemented until after the expiration of such Examination Period.
     Based on the information and/or materials provided by the Purchaser and our Board of Directors, the Independent Committee will evaluate and/or examine the terms and conditions of the Purchase by the Purchaser during the Examination Period from the perspective of ensuring and enhancing the value of the Company and the common interests of the shareholders. The Independent Committee will also directly or indirectly discuss and/or negotiate with such Purchaser, or propose alternatives for the Company to the shareholders whenever necessary to improve the terms and conditions of the Purchase.
     The Independent Committee may obtain advice from independent experts (including, but not limited to, financial advisors, legal counsel and certified public accountants) at the cost of the Company.
(e)	Implementation of Gratis Allocation of Acquisition Rights of New Shares

(i)	Advice by Independent Committee on Implementation and Non-Implementation

In the event of any of the following, the Independent Committee will advise the Board of Directors to implement a gratis allocation of Share Acquisition Rights:
(A)	if the Purchaser fails to provide the required information and to observe the Examination Period as stipulated in (c) above or comply with the procedures as prescribed by the Plan;

(B)	if the Purchase by the Purchaser is deemed to fall under any of the following as a result of the evaluation and/or consideration of the information and/or materials provided by the Purchaser and the Board of Directors, as well as discussions and/or negotiations with the Purchaser:
1)	A Purchase that threatens to cause obvious harm to the corporate value of the Company and thus to the common interests of the shareholders through any of the following actions or other similar actions:
(a)	a buyout of share certificates for the purpose of requiring the Company to purchase such shares at an inflated price;

(b)	temporary control of the management of the Company to conduct business in such way as to achieve the interests of the Purchaser at the expense of the Company, such as a low-cost acquisition of material assets of the Company;

(c)	diversion of the assets of the Company to secure or repay the debts of the Purchaser or its group companies;

(d)	temporary control of the management of the Company to effectuate the disposal of high-value assets which are not currently related to the business of the Company, and temporarily declaring high dividends from the proceeds of such disposal or selling the shares at a high price by taking advantage of the opportunity afforded by a rapid rise of share prices which is attributable to such dividends.

2)	A Purchase which effectively forces the shareholders to sell their share certificates, such as in a coerced two-tier purchase (which means the acquisition of shares including a public tender offer that does not offer to acquire all of the shares in the initial acquisition and sets unfavorable terms and conditions or does not set clear terms and conditions in the second acquisition)

3)	A Purchase that is to be carried out without granting the Company the time reasonably necessary for it to provide an alternative proposal regarding such Purchase;

4)	A Purchase that is to be carried out without providing the Company’s shareholders adequate information to allow them to make a reasonable determination with respect to the Required Information and other details of the Purchase;

5)	A Purchase that includes inadequate or inappropriate terms and conditions (including the amount and type of consideration, the timeframe of the Purchase, the legality of the method of the Purchase, the probability of the implementation of the Purchase and policies for the treatment of the Company’s employees, contractors, clients and other interested parties of the Company) in light of the primary values of the Company;

6)	A Purchase that may damage the Company’s relationship with its employees, contractors or clients that are essential in creating Company value or the brand value of the Company and that may pose a material threat to the values of the Company and thus to the common interests of its shareholders;
Provided, however, that after giving such advice, if the Purchaser withdraws its proposed Purchase or such proposed Purchase otherwise ceases to exist, or if there is a change in the facts or basis upon which such decision or advice was made, and the Independent Committee determines that the Purchase by the Purchaser does not fall under (A) or (B) above, the Independent Committee may change its decision, including advising the withdrawal of the gratis allocation of the Share Acquisition Rights or the gratis allocation of the Share Acquisition Rights following allocation, and recommend such decision to the Board of Directors.

If the Independent Committee determines that the Purchase by the Purchaser does not fall under (A) and (B) above, the Independent Committee will recommend to the Board of Directors that the gratis allocation of the Share Acquisition Rights not be enforced.
Provided, however, that if there is a change in the facts or basis upon which such decision or advice was made, and the Independent Committee determines that the Purchase by the Purchaser falls under (A) or (B) above, the Independent Committee may change its decision, including advising the implementation of the gratis allocation of the Share Acquisition Rights, and recommend such decision to the Board of Directors.
The Independent Committee will promptly disclose information as deemed appropriate by the Independent Committee with respect to (i) the submission and outline of the Purchase Explanation Document, (ii) the outline of the Required Information which has been provided, (iii) the resolution for the extension of the Examination Period and the reason thereof, and (iv) the advice given by the Independent Committee and outline thereof.
(ii)	Respect for the Advice of the Independent Committee by the Board of Directors

The Board of Directors shall give the utmost respect to the advice provided by the Independent Committee pursuant to (i) above, and shall make a final decision on the implementation or non-implementation of the gratis allocation of the Share Acquisition Rights. Promptly after making such decision, the Board of Directors shall disclose the outline of such decision and other information as deemed appropriate by the Board of Directors.

(iii)	Primary Terms and Conditions of the Gratis Allocation of the Share Acquisition Rights

The primary terms and conditions of the gratis allocation of the Share Acquisition Rights are as follows:
(1)	Shareholders Eligible for Allocation of Share Acquisition Rights

The Company will implement a gratis allocation of the Share Acquisition Rights to those shareholders, other than the Company, who are registered or recorded in the Company’s final register of shareholders or register of beneficial shareholders as of a certain date (the “Allocation Date”) that is separately determined by the Board of Directors in a resolution relating to the gratis allocation of the Share Acquisition Rights (the “Gratis

Allocation Resolution”), at such rate as separately determined by the Board of Directors in the Gratis Allocation Resolution up to a maximum of two Share Acquisition Rights for every one common stock of the Company held.

(2)	Effective Date of Gratis Allocation of Share Acquisition Rights

The Board of Directors will separately determine the effective date of the gratis allocation of the Share Acquisition Rights in the Gratis Allocation Resolution.

(3)	Type and Number of Shares to be Acquired upon Exercise of the Share Acquisition Rights

The type of shares to be acquired upon exercise of the Share Acquisition Rights shall be common stock of the Company and the number of shares of common stock to be acquired for every one Share Acquisition Right shall be one (1) share (unless otherwise adjusted).

(4)	The Amount of Property to be Contributed upon Exercise of the Share Acquisition Rights

The value of property per share of common stock of the Company to be contributed upon the exercise of the Share Acquisition Rights shall be as least one (1) yen but not exceeding one-half (1/2) of the market value of one share of common stock of the Company as separately determined by the Board of Directors in the Gratis Allocation Resolution.

(5)	Exercise Period of the Share Acquisition Rights

The commencement date will be a date on which the gratis allocation of the Share Acquisition Rights becomes effective or a date otherwise determined by the Board of Directors in the Gratis Allocation Resolution, and the period will be between one and two months as determined by the Board of Directors in the Gratis Allocation Resolution.

(6)	Terms and Conditions for Exercise

The parties set forth in (a) through (f) below (collectively the “Specified Purchasers”) may not exercise Share Acquisition Rights:

(a)	a specified large shareholder[8];

(b)	joint shareholders[9] of a specified large shareholder;

(c)	a specified large purchaser[10];

(d)	persons having a special relationship with a specified large purchaser;

(e)	any transferee of or successor to the Share Acquisition Rights of any party falling under (a) through (d) above without the approval of the Board of Directors; or

(f)	any affiliate[11] of any party falling under (a) through (e) above.
(7)	Restrictions on Transfer of the Share Acquisition Rights

Any assignment of the Share Acquisition Rights requires the approval of the Board of Directors.

(8)	Acquisition of the Share Acquisition Rights

The Company may at anytime acquire the Share Acquisition Rights that are held by shareholders other than Specified Purchasers, and in exchange, deliver one share of common stock of the Company for every Share Acquisition Right (unless otherwise adjusted). Any other potential acquisition by the Company and the terms and conditions thereof shall be separately governed the Board of Directors in a Gratis Allocation Resolution.

(9)	Others

[8]	“Specified large shareholders” (tokutei tairyo hoyusha) means a holder of share certificates issued by the Company and whose ratio of ownership in respect of such share certificates is deemed to be at least 20% by the Board of Directors.

[9]	“Joint shareholders” (kyodo hoyusha) shall have the meaning as prescribed in Paragraph 5, Article 27-23 of SEL and shall include any party who is deemed to be a joint shareholder by the Board of Directors in accordance with Paragraph 6 of said Article.

[10]	“Specified large purchaser” (tokutei tairyo kaitsukesha) means a person who makes a public announcement of Purchase (as defined in Paragraph 1, Article 27-2 of SEL; the same shall apply in this paragraph (c)) of share certificates (as defined in Paragraph 1, Article 27-2 of SEL; the same shall apply in this paragraph (c)) issued by the Company through public tender offer and whose ratio of ownership of share certificates after such purchase (including similar ownership as prescribed in Paragraph 3, Article 7 of the Enforcement Order of the SEL) is deemed by the Board of Directors to be at least 20% when combined with the ratio of ownership of share certificates of a person having a special relationship.

[11]	“Affiliate” (kanrensha) of a given party means a person deemed by the Board of Directors to substantially control, be controlled by, or be under common control with such given party, or a party deemed by the Board of Directors to act in concert with such given party. “Control” means to “control the determination of the financial and business policies” (as defined in Paragraph 3, Article 3 of the Enforcement Regulations of the Corporate Law) of other corporations or entities.

Any other terms and conditions of the Share Acquisition Rights shall be separately governed by the Board of Directors in a Gratis Allocation Resolution.
(f)	Independent Committee
     The Company shall establish an Independent Committee, which shall consist only of members who are independent from the Board of Directors, in order to prevent the Board of Directors from making an arbitrary decision concerning the trigger or non-trigger, etc. of the introduction of the Plan. The Independent Committee shall be composed of three or more members. All members of the Independent Committee shall be appointed from (i) outside directors of the Company, (ii) outside statutory auditors of the Company or (iii) independent experts (experienced company managers, persons with a governmental background, legal counsel, certified pubic accountants or academic experts, etc.) who shall be independent from the executive officers of the Company and shall be announced accordingly.
     A resolution of the Independent Committee shall be adopted in principle by a majority of the members at a meeting where all members of the Independent Committee are present; provided, however, that if any member is unable to act as aforesaid, a resolution may be adopted by the majority of the members present at a meeting where the majority of the members of the Independent Committee is present.
     Any other matters concerning the Independent Committee shall be separately provided for by the Board of Directors.
(g)	Others
     In addition to the matters set forth in (a) through (f) above, the particulars of the Plan shall be separately determined by the Board of Directors in a resolution relating to the introduction of the Plan.
(3)	Effective Period of the Basic Policy
     The effective period of the Basic Policy shall expire upon the conclusion of the ordinary general meeting of shareholders held in respect of the last fiscal year ending within three (3) years after the conclusion of the Shareholders’ Meeting.
     Provided, however, that the Basic Policy may be changed or terminated by and pursuant to the resolution of the general meetings of shareholders if so resolved by a general meeting of shareholders, even if such effective period has not expired. In such case, the Plan shall be promptly changed or terminated to reflect such change to the basic policy.
(Reference)

     While the details of the Basic Plan are described above, the Company believes that the reasonableness of the Basic Policy and the impact on shareholders to be as follows. Accordingly, it is proposed to approve this agenda item after consideration of the following matters.
Reasonableness of the Basic Policy:
     As described in paragraphs (1) through (4) below, the Basic Policy provides for reasonable polices that are to the benefit of the value of the Company and the common interests of the shareholders.
(1)	Compliance with Requirements of Guidelines for Defensive Measures against Takeovers
     The Basic Policy is in compliance with the three principles set forth by the guidelines concerning defensive measures against takeovers for the purposes of securing or enhancing corporate value and the common interests of shareholders published by the Ministry of Economy, Trade and Industry and the Ministry of Justice on May 27, 2005.
(2)	Focus on Shareholders’ Intentions
     The Basic Policy will be decided upon the approval of and a resolution at the Shareholders Meeting as stated above.
     Further, as stated in Section 2. (3) “Effective Period of the Basic Policy” above, the Basic Policy has a so-called “sunset clause” setting forth an effective period of three (3) years, and it also provides that it may be amended or terminated by resolution of the Company’s shareholders, even if the effective period of the Basic Policy has not yet expired. Therefore, the intentions of the shareholders will be sufficiently reflected in the Basic Policy and the Plan.
(3)	Focus on Judgment of Independent, Outside Persons
     As stated in Section 2. (2) “Features of the Plan”, any practical judgment regarding the operation of the Basic Policy, such as the initiation of the Plan, is to be made by an independent committee consisting of persons independent of the Board of Directors. Therefore, a scheme is established in order to utilize the Plan in line with the protection of the Company’s corporate value and its shareholders’ common interests, as the independent committee will closely monitor the activities of the Board of Directors to prevent it from arbitrarily initiating the Plan. Upon approval by the shareholders of the Basic Policy and resolution of the Board of Directors to adopt the Plan, the initial three (3) members of the independent committee shall be Messrs. Mamoru Ozaki, Noboru Unabara and Naoto Nakamura. Please see the attached Exhibit for their biographies.
(4)	Establishment of Reasonably Objective Requirements
     As stated in Section 2.(2)(e)(i) of the Basic Policy: “Advice by the Independent Committee on Implementation and Non-Implementation”, the Plan is

constituted so that it will not be initiated unless reasonable and objective requirements have been satisfied. Thus, it is considered that a scheme will be established to prevent any arbitrary implementation by the Board of Directors.
Impact on Shareholders:
     The impact on shareholders at the time of approval of the Basic Policy/introduction of the Plan and at the time of a gratis allocation of Share Acquisition Rights are as follows.
(1)	Impact on shareholders at the time of approval of the Basic Policy/introduction of the Plan
     As no actual gratis allocation of Share Acquisition Rights (shinkabu yoyaku-ken) will occur at the time of approval of the Basic Policy or introduction of the Plan, there will be no direct, concrete impact on the rights and interests of the shareholders or investors.
(2)	Impact on shareholders at the time of a gratis allocation of Share Acquisition Rights
     In the event that the Plan is introduced and a gratis allocation of Share Acquisition Rights is implemented in accordance with the procedures under the Plan, Share Acquisition Rights will be allotted to the shareholders as of such Allocation Date and at such rate as are separately determined by the Board of Directors in a Gratis Allocation Resolution, up to a maximum of two Share Acquisition Rights for each share held. If any shareholder(s) fail(s) to pay the amount equivalent to the exercise price or otherwise to implement the procedures to exercise its (their) Share Acquisition Rights during the exercise period, the Company’s shares held by said shareholder(s) will be diluted by the exercise of Share Acquisition Rights by other shareholders. However, the Company may, upon a decision by the Board of Directors, acquire Share Acquisition Rights from shareholders other than Specified Purchasers and, in exchange, deliver the Company’s ordinary shares. In such case, shareholders other than Specified Purchasers will receive the Company’s ordinary shares in consideration of Share Acquisition Rights acquired by the Company without exercising their Share Acquisition Rights or paying an amount equivalent to the exercise price, and no dilution will take place.
— End —

(Exhibit)
               Biography of Persons to Serve as Independent Committee Member

Mr. Mamoru Ozaki:

June 1991	Commissioner of the National Tax Agency
June 1992	Administrative Vice Minister of Finance
May 1994	President of People’s Finance Corporation
October 1999	President of National Life Finance Corporation
February 2003	Acting Advisor to Yazaki Corporation
July 2003	Advisor to Wacoal Corporation (currently Wacoal Holdings Corp.)
June 2005	Acting Director of Wacoal Corporation (currently Wacoal Holdings Corp.)

Mr. Noboru Unabara:

February 1962	Joined Tsuda Public Accounting Firm
April 1965	Registered as certified public accountant
May 1968	Joined Tohmatsu and Aoki Audit Firm (currently Deloitte Touche Tohmatsu)
November 1972	Partner of Tohmatsu and Aoki Audit Firm
May 1974	Representative Partner of Tohmatsu and Aoki Audit Firm
June 2000	Acting Statutory Auditor of Wacoal Corporation (currently Wacoal Holdings Corp.)

Mr. Naoto Nakamura:

October 1982	Passed the Japanese bar exam
April 1985	Graduated from the Legal Training and Research Institute Registered with Daini Tokyo Bar Association, joined Mori Sogo Law Offices
April 1998	Opened Hibiya Park Law Offices, Partner
February 2003	Opened Naoto Nakamura Law Office (currently the Nakamura, Tsunoda & Matsumoto)